Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 05/11/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: The Nasdaq Stock Market LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   151 W. 42 Street, New York NY 10036

3. Provide the applicant's mailing address (if different):

   Office of General Counsel
   850 King Farm Blvd. Rockville, MD 20850

26000203

4. Provide the applicant's business telephone and facsimile number:

   301.978.8400 (Telephone) ________ (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Sun Kim, Associate General Counsel, 1-646-420-7816
   (Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   John A. Zecca
   805 King Farm Blvd.
   Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify): ________

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: ________

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/11/2026 (MM/DD/YY)

The Nasdaq Stock Market LLC (Name of applicant)

By: [signature] Date: 2026.05.11 11:27:52 -04'00' (Signature)

John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this day ________ of ________ (Month), ________ (Year) by ________ (Notary Public)

My Commission expires ________ County of ________ State of ________

Based upon relief from the Commission staff and difficulties arising from Covid-19, The Nasdaq Stock Market LLC is making this filing without notarization

May 11, 2026

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: The Nasdaq Stock Market LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibits C and H, which are enclosed.

Furthermore, the has been a change to Exhibit M, which is the acceptance on April 6, 2026, of the following participant:

CR GLOBAL MARKETS INC
295 Madison Avenue, 18th floor, New York, NY 10017
212-554-2956
Type: Limited Underwriter

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

EXHIBIT C

- **Nasdaq Italy Technology Italy SRL** – Change in address to Via Giovanni Battista Pirelli n. 38, 20124 Milan, Italy, effective April 21, 2026.
- **Sybenetix, Inc.** – Dissolved, effective as of April 16, 2026.
- **Nasdaq Canada, Inc.** – Change in address to 25 York Street, Floors 24 and 25, Toronto, ON, Canada M5J 2V5, effective April 27, 2026.
- **Nasdaq Texas, LLC** – Officer changes (effective May 1, 2026) including the following:
    - Tal Cohen resigned as President of Nasdaq Texas (*but he is staying on as CEO*)
    - The new President of Nasdaq Texas is Rachel Racz
    - Jeff Thomas was appointed Executive Vice President
    - Nelson Griggs was appointed Executive Vice Chair
- **Nasdaq PHLX LLC** – Joe Cusick retired and resigned as Chief Regulatory Officer, and was replaced by Eun Ah Choi (effective May 1, 2026).
- **Nasdaq Clearing AB** – Christian Mittelberg was appointed as a Director
- Johan Mattsson replaced Lauri Rosendahl as Chairman of the following entities:
    - **Nasdaq Helsinki Ltd.**
    - **Nasdaq Copenhagen A/S**
    - **Nasdaq Iceland HF**
    - **Nasdaq Oslo ASA**
- Johan Mattsson replaced Lauri Rosendahl as Director of the following entity:
    - **Nasdaq Stockholm AB**
- **Nasdaq Investment Firm B.V.**
    - Change in address to Zuidplein 36 1077 XV, Amsterdam.
    - Jan-Willem Bode was removed as a non-executive director and Nikolaj Kosakewitsch was reappointed as a non-executive director and chairman.
    - Effective May 18, 2026, Christoper Demetrius and Astrid Evers will be added as executive Board members,

Exhibit H

Listing Center

Nasdaq

Listing Application – For Companies Seeking Dual Listing

Record Id:

GENERAL COMPANY INFORMATION

Company Name *

Address of Principal Executive Offices *

Address Line 2

City/Province *

State

Zip/Postal Code

Country *

Phone *

Website

State of Incorporation

Country of Incorporation *

Date of Incorporation

Operations Start Date

SEC File Number

Central Index Key (CIK) Code *

Is this company a SPAC? * ○ Yes ○ No

Company Description *

Will the company deposit at least 90% of the gross proceeds in an account in accordance with Marketplace Rule IM-5101-2(a)? *

Does the company plan to complete the business combination within the time frame prescribed by Marketplace Rule IM-5101-2(b)? *

Will the business combination been approved by a majority of the company's independent directors? *

Does the company plan to have the combination approved by a majority of the shares of common stock voting at the meeting at which the combination is being considered? *

Do the company's shareholders have the right to convert their shares in accordance with Listing Rule IM-5101-2(d)? *

Does the company plan to file and furnish a proxy or information statement and provide all shareholders the opportunity to redeem their shares (on a pro-rata basis) pursuant to a tender offer? *

Does the company confirm that the company's prospectus does not provide for the use of trust funds for any purpose other than the purchase of an operating business including the repurchase of company stock? *

If no, please describe any other permitted uses.

If Warrant Exercise Price can be reduced, does the company meet the tender offer and public notice requirements of Listing Rule 5406(d)(4)? *

Is this Company seeking to list in connection with a combination with a Nasdaq-listed entity wherein the Nasdaq-listed entity is acquired by the Company, a new SEC registrant? * ◯ Yes ◯ No

Identify the Nasdaq-listed entity:

Name *

Market Choice

An issuer seeking to list on either the Global Select Market or the Global Market will be approved for the market tier with the highest listing standards that the company meets. *

◯ Nasdaq Global Select Market® ◯ Nasdaq Global Market® ◯ Nasdaq Capital Market®

The Nasdaq Group is also able to facilitate a company's listing on stock markets around the globe. An issuer that is applying for listing on The Nasdaq Stock Market may use this application to simultaneously begin the listing process on the OMX Nordic Exchanges. Please check any other markets on which the company is seeking to list:

☐ Nasdaq Nordic Exchanges

Nasdaq will share information with representatives from the OMX Nordic Exchanges, as applicable, to facilitate the company's listing. Representatives of those exchanges will contact the primary contact listed below.

Application Contacts

Please provide at least one contact for the purposes of processing this form. In addition, Nasdaq recommends that you share access to this form with at least one other company or legal representative by entering their email address on our Share Your Form page.
**Note that the system will immediately send an email to any contacts with whom you have shared this form, even if the form has not yet been submitted.

Company Contact *	Outside Legal Counsel	U.S. Business Hours Contact (if company is located outside of the U.S.)
Contact Name *	Contact Name	Contact Name
Firm Name	Firm Name	Firm Name
Phone *	Phone	Phone
Email *	Email	Email

Address *

Address Line 2

City/Province *

State

Postal/Zip Code *

Country *

☐ Primary Contact * ☐ ☐

Nasdaq will conduct all communications with respect to the applicant with the designated primary contact.

Billing Information

Name *

Title/Firm

Phone *

Email *

☐ Invoices will be sent electronically UNLESS you check this box.

Billing Address

☑ Use address of principal executive offices listed above for billing.

Address *

Address 2

City *

State

Province

Postal/Zip Code

Country *

ISSUE-SPECIFIC INFORMATION

Issue-Specific Information

In order for the application to properly store any of the issue information entered in this section, you must enter either a valid cusip number or a reserved symbol below. For corporate bonds, you must enter either a valid CUSIP number or a valid ISIN number.

Primary Issue

Current Trading Symbol *

Current Market *

Issue Type *

Issue Class

CUSIP *

Par Value

Par Value Currency

Roundlot Shareholders

As of Date

Beneficial Shareholders

As of Date

Number of Votes per Share

Unit Components

Timing of Unit Separation

Reserved Trading Symbol *

Is the Security Book Entry Only

Are any of the above securities considered to be a Tracking Stock as defined in Rule 5222 ?

Expected Date of Initial Trading

For American Depositary Shares (ADS):

List the name of Depositary Bank:

Confirm that the ADS have been issued in a sponsored program: ◯ Yes ◯ No

Provide the ratio of Underlying Shares :

BOARD MEMBER INFORMATION

Provide each board member's name (first and last), committee assignments and indicate whether each director member is independent, as defined in Listing Rule 5605.

! Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Number of Directors on Board: 0	Number of Independent Directors on Board: 0
Number of Directors on Audit Committee: 0	Number of Independent Directors on Audit Committee: 0

REGULATORY PROCEEDINGS/LITIGATION

1. Provide a detailed description of any ongoing, undisclosed investigation involving either the Company or any of its executive officers or directors being conducted by the SEC, FINRA, the CFTC, the Department of Justice or any other federal or state criminal authority.

The fact that an applicant may meet Nasdaq's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Nasdaq Listing Rules, Nasdaq reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

ATTACH SUPPORTING DOCUMENTS

In addition to a completed Listing Application, prior to approval, Nasdaq will require additional information and supporting documentation. Documentation will vary depending on the type of application you are submitting. Please review our Supporting Documentation Guidelines. These guidelines, presented by application type, list the specific documents Nasdaq will require prior to approval for your specific application type. Required documentation must be provided prior to approval, but is not required at the time of original submission.

If the company has submitted a confidential draft registration statement to the SEC in connection with its proposed initial public offering, please attach the most recent copy of this draft registration statement and all related SEC correspondence.

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the application review process.

Click the icon to upload. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: MS Word, MS Excel or PDF.

Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq of any material changes. I understand that the Company has a continuing duty to update Nasdaq whenever there is an addition to or change in information previously furnished.

Applicants have a continuing duty to update responses to each of the questions on this application whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

© 2017-2026, Nasdaq, Inc. All Rights Reserved.

Master Services Agreement

Application Id: , Record Id:

Record Id:

GENERAL COMPANY INFORMATION

Company Name (Enter full legal entity name) *

Symbol

Please provide contact information for the company's CFO or an authorized signatory from the company's IR team.

Name of Company Officer *

Title *

Phone *

Officer's Corporate Email *

MASTER SERVICES AGREEMENT

This Master Services Agreement (this "**MSA**") is made by and between:

(a) the Nasdaq contracting entity corresponding to Client's location as specified in the table below ("**Provider**"),

Contracting Entity	Principal Address	Client's Location
Nasdaq Corporate Solutions, LLC	151 W. 42nd Street, 10th Floor New York, New York 10036 United States of America	United States of America (and its territories), Canada, Cayman Islands

Nasdaq Pty Ltd	Level 8 - 68 Harrington Street Sydney, New South Wales - 2000 Australia	Australia
Nasdaq Korea Ltd.	22nd Floor, Two IFC 10 Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326 South Korea	South Korea
Nasdaq Corporate Solutions International Limited	22 Bishopsgate, London, EC2N 4BQ United Kingdom	All locations, excluding those above.

and

(b)

Company Name ("**Client**")

Principal Address *

City *

State

Province

Postal/Zip Code

Country *

1. Defined Terms.

"**Affiliate**" means, with respect to any entity, another entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity, where "**control**" means the possession, direct or indirect, of the power to direct or cause the direction of management and policies of the entity, whether through the ownership of voting securities, by contract, or otherwise.

"**Agreement**" means a Service Order, collectively with the terms and conditions of this MSA incorporated by reference therein, and all exhibits, schedules, addenda, and appendices, if any, attached hereto or thereto or incorporated herein or therein, in each case, as may be amended by the parties from time to time pursuant to the terms and conditions hereof.

"**AML Laws**" means applicable laws, regulations, and orders relating to money laundering and the proceeds of criminal activity.

"**Claim**" means a claim, demand, allegation, suit, or proceeding.

"**Claim Against Client**" means a third-party Claim against which Client is indemnified by Provider hereunder.

"**Claim Against Provider**" means a third-party Claim against which Provider is indemnified by Client hereunder.

"**Client Data**" means the information, technology, data, and materials uploaded to the Services by Client's users or otherwise disclosed or made available by Client, directly or indirectly, to Provider in connection herewith.

"**Client Entity**" means Client or any of its Affiliates.

"**Client Indemnitees**" means Client and its employees, officers, directors, other agents, and authorized users.

"**Confidential Information**" means all information, technology, data, and other materials disclosed or made available by Disclosing Party, directly or indirectly, to Receiving Party, howsoever disclosed or made available and whether or not marked or otherwise identified as "confidential." Notwithstanding the foregoing, Confidential Information does not include information, technology, data, or other materials that are: (a) generally available to or known by the public, other than as a result of a breach hereof by Receiving Party; (b) disclosed or made available to Receiving Party on a non-confidential basis from a third party, provided that such third party, to Receiving Party's knowledge, is not prohibited from disclosing or making available such information, technology, data, or other materials to Receiving Party; (c) known by or in possession of Receiving Party on a non-confidential basis; or (d) independently developed by or for Receiving Party without use of or reference to Confidential Information.

"**Disclosing Party**" means Client or Provider, as the context so requires.

"**Effective Date**" means the date that this MSA is fully executed (or deemed fully executed) by Client and Provider.

"**EULA**" means an end user license agreement.

"**Fee(s)**" means the fees for the Services set forth in the Service Order.

"**Losses**" means damages, losses, liabilities, costs, and expenses (including reasonable attorney fees).

"**Provider Entity**" means Provider or any of its Affiliates.

"**Provider Indemnitees**" means Provider, its Affiliates, and its and their respective employees, officers, directors, third-party providers, and other agents.

"**Provider Materials**" means (a) the Services (including all documentation and deliverables) and (b) any other information, technology, data, or materials disclosed or made available by Provider, directly or indirectly, to Client, including the Provider Confidential Information.

"**Receiving Party**" means Client or Provider, as the context so requires.

"**Representatives**" means an entity's employees, officers, directors, consultants, professional advisers, lenders, and credit rating agencies.

“**Restricted Party**” means a person or entity that is a national of or otherwise organized under the laws of a Sanctioned Country or designated on a restricted party list maintained by the United States Government (e.g., List of Specially Designated Nationals and Blocked Persons, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, Entity List, Denied Persons List, Unverified List or Debarred Parties List), the United Nations Security Council, the European Union, the United Kingdom, or any other applicable jurisdiction.

“**Sanctioned Country”** means any country or territory to which the U.S., UK, EU, or United Nations applies comprehensive territorial sanctions (currently, Cuba, Iran, North Korea, and the Crimea, Donetsk, and Luhansk regions of Ukraine).

“**Service Order**” means an ordering document entered into by a Client Entity and a Provider Entity that incorporates by reference the terms and conditions of this MSA.

“**Services**” means the products or services ordered by a Client Entity on a Service Order, which may include software, software-as-a-service, content, data, or professional services and related deliverables.

“**Tax**” means any sales tax, value added tax, goods and services tax, or any other tax.

“**Term**” means the term of a Service Order and the Services thereon, as set forth or referenced in such Service Order.

“**Trade Control Laws**” means applicable laws or regulations relating to export controls, sanctions, or import and customs requirements, including but not limited to the U.S. Export Administration Regulations (“EAR”), the U.S. International Traffic in Arms Regulations (“ITAR”), the sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. anti-boycott laws and regulations, and any other laws or regulations of an applicable jurisdiction.

“**Withholding Tax**” means any tax, charge, or assessment that Client is required by applicable law to deduct or withhold from amounts payable to Provider.

2. Structure.

2.1. Orders. From time to time during the term of this MSA, a Client Entity may order one or more products or services (which may include software, software-as-a-service, content, data, or professional services and related deliverables) from a Provider Entity at the then-current list prices by entering into a Service Order with a Provider Entity. Certain Services may be subject to additional or different terms and conditions than those set forth in this MSA, in which case, such additional or different terms and conditions will be set forth on or incorporated into the Service Order. In case of a conflict between the terms and conditions of a Service Order and the terms and conditions of this MSA, the Service Order will control, but only with respect to the Services ordered thereon.

2.2. Affiliates.

(a) Each Agreement formed as a result of a Client Entity and a Provider Entity entering into a Service Order will constitute a separate agreement between the parties to such Service Order. In each Agreement, “Provider” and “Client” mean the Provider Entity and the Client Entity, respectively, that execute the Service Order comprising the Agreement, and the rights and obligations of such Agreement extend only to such contracting parties.

(b) For each Service Order to which there is a Provider Entity or a Client Entity party thereto that is different than the original contracting parties to this MSA, this MSA will be deemed duplicated as a separate master services agreement between the parties to such Service Order and deemed fully executed and effective as of the effective date of the first Service Order between such contracting parties. For clarity, no Provider Entity or Client Entity shall be liable under any agreement (including any MSA or Agreement) to which it is not a party.

3. Terms of Use.

3.1. Access and Use Rights. Subject to and in accordance with the terms and conditions of the Agreement, Provider shall provide the Services to Client and Client shall be entitled to access and use the Services (including any related documentation or deliverables) during the Term solely for its internal business purposes. Except as expressly set forth in the Agreement, no other rights in or to the Services are granted to Client and all other rights are expressly reserved by Provider.

3.2. Client Obligations.

(a) Client shall not, and shall not permit any of its users to: (i) access or use the Services beyond the scope of the rights granted in the Agreement; (ii) except as expressly permitted by the Agreement: (A) copy, modify, or create derivative works of the Services; or (B) rent, lease, lend, sell, resell, license, sublicense, distribute, publish, assign, transfer, or otherwise make available the Services to any third party; (iii) reverse engineer, disassemble, decompile, decode, adapt, or otherwise attempt to derive or gain access to any software component of the Services, in whole or in part (except to the extent enforcement of the foregoing is prohibited by applicable law); (iv) remove any proprietary notices from the Services; (v) use the Services in any manner or for any purpose that infringes, misappropriates, or otherwise violates any intellectual property right or other right of any person or entity, or that violates any applicable law or regulation; (vi) perform dynamic or static scanning of the Services; or (vii) upload or transmit material to the Services that contains software viruses or other harmful code.

(b) Client shall: (i) be responsible for its users' compliance with the terms and conditions of the Agreement; (ii) be solely responsible for the accuracy and completeness of the Client Data; (iii) ensure that: (A) it has all necessary permissions to process and store, and to allow Provider and its agents to process and store, the Client Data in the Services; and (B) its provision, and Provider's and its agents' use, of the Client Data in connection with the Agreement does not violate any applicable law or regulation or third-party rights; (iv) take reasonable security precautions to prevent any unauthorized person or entity from accessing or using the Services; and (v) comply with all reasonable Provider security specifications or instructions provided to Client in writing from time to time in order to prevent unauthorized access to or use of the Services. Provider reserves the right to block IP addresses or other threats that may pose security threats to the Services or related infrastructure on an as-needed basis and shall have no liability hereunder therefor.

3.3. Third-Party Terms. Certain Services are comprised of or contain data, content, or functionality sourced from third-party providers that require Provider to pass through end user terms to Client and its users, which Provider will post at www.nasdaq.com/third-party-terms or within the applicable Services. If applicable to the Services, such third-party terms will be deemed incorporated into the Agreement and binding on Client as of the date posted, provided that, in the case of a conflict between such third-party terms and any other provision of the Agreement, such third-party terms will control, but only with respect to the data, content, or functionality sourced from the applicable third-party provider.

3.4. EULAs. For software or software-as-a-service Services, a mobile application for such Services may be available on a mobile application marketplace (e.g., the App Store® from Apple Inc.), in which case, Client's users may be required to accept the terms and conditions of a EULA in order to download and use such mobile application. When accepted by a Client user, the terms and conditions of such EULA shall be deemed incorporated into the Agreement (in each case, as of such acceptance date with respect to such user), provided that, in case of a conflict between the EULA and any other provision of the Agreement, such EULA will control, but only with respect to the applicable user's download and use of the mobile application. Client may view Provider's mobile applications EULA terms and conditions at www.nasdaq.com/third-party-terms.

3.5. Client Data. Client grants to Provider a limited, worldwide, non-exclusive right to process and store the Client Data for purposes of Provider providing the Services to Client during the Term. Provider reserves the right to remove any Client Data uploaded to the Services in order to comply with applicable law or regulation or a third party's rights. Notwithstanding anything to the contrary in the Agreement, Provider may collect, aggregate, de-identify, or anonymize Client Data and use such data to support, develop, and improve its and its Affiliates' existing and future products and services. Client Data that has been aggregated, de-identified, and anonymized will no longer constitute Client Data hereunder.

3.6. DPA. Provider's Data Processing Addendum located at https://www.nasdaq.com/data-processing-addendum-13-september-2022 or any successor hyperlink (the "**DPA**") is incorporated by reference into this MSA. The DPA also includes the appendices entitled "Appendices for Corporate Solutions Services" available at the relevant hyperlink at the end of the DPA (i.e., https://www.nasdaq.com/data-processing-addendum-corporate-services-solutions-appendices or any successor hyperlink).

4. Intellectual Property.

4.1. Client Rights. As between Client and Provider, Client retains all intellectual property rights in and to the Client Data, including the Client Confidential Information, whether or not marked.

4.2. Provider Rights. As between Client and Provider, Provider retains all intellectual property rights in and to the Provider Materials, including the Provider Confidential Information, whether or not marked.

5. Confidential Information.

5.1. Applicability. If, during the term hereof, Disclosing Party discloses or makes available Confidential Information, directly or indirectly, to Receiving Party in connection with the Agreement or the parties' evaluation of a new business relationship, including a prospective Service Order, this section (*Confidential Information*) shall apply.

5.2. Receiving Party Obligations. Receiving Party shall: (a) protect the Confidential Information with at least the same level of care that Receiving Party uses to protect its own similarly-valued proprietary or non-public information, technology, data, or materials, but in no event with less than reasonable care; (b) not disclose the Confidential Information to any person or entity, except as expressly permitted hereby; and (c) not use the Confidential Information for any purpose other than to exercise its rights or perform its obligations under the Agreement or in connection with the parties' evaluation of a new business relationship.

5.3. Permitted Disclosures. Receiving Party may disclose Confidential Information: (a) as directed by or on behalf of Disclosing Party or as implied by the nature of the applicable Services (e.g., reporting services); (b) to its Affiliates and its and their respective Representatives on a need-to-know basis, provided that such Representatives are informed of the confidential nature of the Confidential Information disclosed or made available to them and are obligated to comply with terms and conditions covering such Confidential Information that are the same or substantially similar to the provisions of this section (*Confidential Information*) and enforceable, directly or indirectly, by Receiving Party; and (c) if required by applicable law, regulation, or regulatory or governmental request, provided that, in such event, Receiving Party shall, if permitted by applicable law, regulation, or regulatory or governmental request: (i) provide notice to Disclosing Party so as to provide Disclosing Party with a reasonable opportunity to seek an appropriate protective order; (ii) inform the requestor of the confidential nature of the Confidential Information; and (iii) only disclose that portion of the requested Confidential Information that, in the opinion of Receiving Party's legal counsel, it is legally required to disclose. Any act or omission of a Receiving Party's Representative with respect to the Confidential Information disclosed or made available to it by Receiving Party that would be a breach of this section (*Confidential Information*) if such act or omission were that of Receiving Party shall be deemed a breach hereof by Receiving Party.

5.4. Obligation to Return or Destroy. Upon request by Disclosing Party at any time, Receiving Party shall promptly return or destroy the Confidential Information then in its possession or control and provide confirmation to Disclosing Party of any destruction. Notwithstanding the foregoing, Receiving Party may retain Confidential Information to the extent that it is: (a) required by applicable law or regulation; (b) necessary to comply with Receiving Party's *bona fide* document retention policies that are reasonably designed to comply with applicable law or regulation; or (c) maintained in such entity's automated electronic archiving or data back-up systems from which it is not reasonably practicable to delete such Confidential Information; provided that, in any event, the terms and conditions of this section (*Confidential Information*) shall continue to apply to such retained Confidential Information for the longer of the period of retention and the applicable survival period set forth herein.

5.5. Survival. This section (*Confidential Information*) will survive expiration or termination of the Agreement for a period of three (3) years. For Confidential Information disclosed or made available in connection with the parties' evaluation of a new business relationship for which no Service Order or other definitive agreement is executed by the parties, this section (*Confidential Information*) will survive for four (4) years from the date of disclosure. For Confidential Information that constitutes a trade secret under applicable law, this section (*Confidential Information*) will survive for the longer of the foregoing applicable survival period and so long as such information remains a trade secret under applicable law.

6. Representations and Warranties.

6.1. Mutual. Each party represents and warrants to the other party that: (a) it has the requisite authority to enter into the Agreement and perform its obligations thereunder; (b) (i) neither it nor any of its Affiliates is a Restricted Party; (ii) no Restricted Party owns, individually or in the aggregate, fifty percent (50%) or more of its outstanding equity interests; and (iii) none of its officers or directors is a Restricted Party; (c) it will comply with all AML Laws and Trade Control Laws in the performance of the Agreement; (d) it will provide the other party with information, including know your customer (KYC) / know your third party (KYTP) information, reasonably requested by the other party to support compliance with AML Laws, Trade Control Laws, or other similar applicable laws and regulations; (e) payments made under the Agreement will be made only from or to an account in the name of Client (except where the parties have mutually agreed in the Agreement or otherwise in writing identifying an authorized Affiliate of Client to make/receive payment on behalf of Client); and (f) payments made under the Agreement will not in whole or part be derived, directly or indirectly, from any violation of the AML Laws or Trade Control Laws or other unlawful act.

6.2. Client. Client represents and warrants to Provider that: (a) it will not use the Services for the benefit of a Restricted Party or Sanctioned Country, or permit a Restricted Party to be a user of or otherwise access the Services or outputs thereof; and (b) it will not use the Services to violate or otherwise facilitate or aid in the violation of AML Laws, Trade Control Laws, or other similar applicable laws and regulations.

6.3. Provider. Provider represents and warrants to Client that it will provide the Services in a professional and workmanlike manner. Client's exclusive remedy and Provider's sole liability for breach of the foregoing warranty is to terminate the Agreement for material breach in accordance with the terms and conditions hereof.

7. Disclaimer.

EXCEPT AS EXPRESSLY PROVIDED IN THE AGREEMENT, THE SERVICES (INCLUDING ALL THIRD-PARTY DATA, CONTENT, AND FUNCTIONALITY THEREIN) AND ALL OTHER PROVIDER MATERIALS ARE PROVIDED ON A STRICTLY "AS IS", "AS AVAILABLE" BASIS, AND NONE OF PROVIDER, ANY OF ITS AFFILIATES, NOR ANY OF ITS THIRD-PARTY PROVIDERS MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, REGARDING THE PROVIDER MATERIALS, INCLUDING ANY REPRESENTATION OR WARRANTY: (A) OF QUALITY, PERFORMANCE, COMMERCIAL UTILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT; (B) THAT THE SERVICES ARE OR WILL BE COMPLETE, TIMELY, UNINTERRUPTED, OR ERROR-FREE; OR (C) AS TO THE RESULTS TO BE OBTAINED FROM USE OF THE SERVICES OR THE OUTPUT THEREOF. CLIENT ACKNOWLEDGES AND AGREES THAT: (X) THE SERVICES DO NOT CONSTITUTE A RECOMMENDATION TO BUY OR SELL SECURITIES OF ANY KIND; AND (Y) NONE OF PROVIDER, ANY OF ITS AFFILIATES, NOR ANY OF ITS THIRD-PARTY PROVIDERS HAS UNDERTAKEN ANY LIABILITY OR OBLIGATION HEREUNDER TO CLIENT OR ANY OTHER PERSON OR ENTITY RELATING TO THE PURCHASE OR SALE OF SECURITIES. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE AGREEMENT, PROVIDER SHALL HAVE NO LIABILITY AND SHALL NOT BE RESPONSIBLE FOR ANY ISSUES ARISING FROM ANY THIRD-PARTY DATA, CONTENT, OR FUNCTIONALITY PROVIDED TO CLIENT AS PART OF OR IN CONNECTION WITH THE SERVICES.

8. Limitations of Liability.

8.1. Damages Cap. EXCEPT AS EXCLUDED IN THIS SECTION (*LIMITATIONS OF LIABILITY*), EACH PARTY'S AGGREGATE LIABILITY FOR ALL CLAIMS ARISING UNDER OR RELATING TO THIS MSA AND ALL AGREEMENTS BETWEEN THE SAME CONTRACTING PARTIES, WHETHER SUCH CLAIMS ARISE IN CONTRACT, TORT, OR OTHERWISE, IS LIMITED TO AN AMOUNT EQUAL TO THE FEES PAID OR PAYABLE BY CLIENT TO PROVIDER FOR THE AFFECTED SERVICES FOR THE TWELVE (12) MONTH PERIOD IMMEDIATELY PRECEDING AND INCLUDING THE MONTH DURING WHICH THE FIRST CLAIM AROSE.

8.2. Consequential Damages Waiver. EXCEPT AS EXCLUDED IN THIS SECTION (*LIMITATIONS OF LIABILITY*), NEITHER PARTY WILL BE LIABLE HEREUNDER TO THE OTHER PARTY, OR TO ANY OTHER PERSON OR ENTITY, FOR ANY INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL, OR INCIDENTAL LOSS OR DAMAGE OF ANY KIND ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF SUCH LOSS OR DAMAGE WAS REASONABLY FORESEEABLE OR A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGE.

8.3. Exclusions. THE LIMITATIONS IN THIS SECTION (*LIMITATIONS OF LIABILITY*) DO NOT APPLY TO: (A) A PARTY'S INDEMNIFICATION OBLIGATIONS UNDER THE AGREEMENT; (B) DAMAGES CAUSED BY A PARTY'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT; (C) CLIENT'S OBLIGATIONS TO PAY FEES, TAXES, OR OTHER AMOUNTS DUE UNDER THE AGREEMENT; OR (D) ANY LIABILITY THAT MAY NOT BE CONTRACTUALLY LIMITED UNDER APPLICABLE LAW OR REGULATION.

9. Force Majeure.

Neither party shall be liable to the other party, nor be deemed in breach of any provision hereof, for any failure or delay in performing its obligations hereunder when and to the extent such failure or delay is caused by or results from circumstances beyond such party's reasonable control. If a party's failure or delay continues for Force Majeure Cure Days Backend days or more, the other party may cancel the affected Services upon notice with immediate effect. If Client cancels all or part of the Services pursuant to this section (*Force Majeure*), Client's exclusive remedy and Provider's sole liability will be to provide Client a prorated refund of prepaid Fees for such cancelled Services relating to the period after cancellation. Notwithstanding the foregoing, this section (*Force

Majeure) shall not apply to either party's indemnification obligations hereunder or Client's obligation to pay Fees, taxes, or other amounts due under the Agreement.

10. Indemnification.

10.1. Client Obligations. Client shall defend each Provider Indemnitee against any third-party Claim arising out of or relating to (a) the Client Data or (b) Client's use of the Services other than in accordance with the Agreement, and shall indemnify and hold harmless the Provider Indemnitee(s) against any Losses finally awarded against such Provider Indemnitee(s) as a result of, or for any amounts paid by such Provider Indemnitee(s) under a settlement of, any such Claim Against Provider.

10.2. Provider Obligations. Provider shall defend each Client Indemnitee against any third-party Claim made or brought against any Client Indemnitee alleging that Client's use of the Services in accordance with the Agreement infringes or misappropriates such third party's intellectual property rights granted as at the effective date of the applicable Service Order, and shall indemnify and hold harmless such Client Indemnitee(s) against any Losses finally awarded against such Client Indemnitee(s) as a result of, or for amounts paid by such Client Indemnitee(s) under a settlement of, any such Claim Against Client. The foregoing defense and indemnification obligations do not apply to the extent such Claim Against Client arises from or relates to: (a) Client Data; (b) the combination of all or part of the Services with other products or technology not supplied by Provider; (c) Client's modification of all or part of the Services; (d) Provider's compliance with any custom designs, specifications, or instructions provided by or on behalf of Client; or (e) Client's use of the Services other than in accordance with the Agreement.

10.3. Conditions. Each party's obligation to defend and indemnify the other party (and its associated indemnitees) under this section (*Indemnification*) in respect of a third-party Claim is conditioned on the indemnified party: (a) promptly, and in any event, in a timeframe that does not materially prejudice the rights of the indemnifying party, providing the indemnifying party with notice of such Claim; (b) giving the indemnifying party sole control of the defense and settlement of such Claim (provided that the indemnifying party may not settle such Claim unless such settlement includes a full and unconditional release of liability in favor of the indemnified party (and its associated indemnitees), does not impose any obligations on the indemnified party (or any of its associated indemnitees) other than the obligations expressly set forth in the Agreement or otherwise encumber such persons' or entities' business or assets, and the indemnifying party pays all monies due in connection with such settlement contemporaneously with its effectiveness); and (c) providing the indemnifying party with all reasonably requested assistance, at the indemnifying party's expense, in the defense of such Claim.

10.4. Mitigation. If any Claim Against Client is made, or in Provider's reasonable opinion, appears reasonably likely to be made, Provider may, at Provider's sole option and cost: (a) implement measures to enable Client to continue to use the Services; (b) modify the Services so as to become non-infringing; or (c) replace affected data, content, or functionality of the Services; provided that, in any event, the Services remain functionally equivalent in all material respects. If none of the foregoing options are available on commercially reasonable terms, Provider shall have the right, upon notice to Client, to cancel the affected Services and provide Client with a prorated refund of prepaid Fees for the cancelled Services relating to the period after cancellation.

10.5. Exclusive Remedy. Indemnification is each party's sole and exclusive remedy with respect to claims indemnifiable hereunder.

11. Artificial Intelligence

11.1. The Services may include generative artificial intelligence or machine learning functionality ("**AI**"). Provider shall not use, nor permit any third-party provider to use, any Client Data to train the AI. Client shall not use, nor permit any third party to use, any Provider Materials to train any AI developed or used by or on behalf of Client.

11.2. Client acknowledges that the AI may produce output ("**Output**") that is outdated, inaccurate, or hallucinatory, or that is the same or similar to results produced for other clients. Client is solely responsible for verifying the accuracy of the Output before using it for any purpose.

11.3. Provider shall defend each Client Indemnitee against any third-party Claim made or brought against any Client Indemnitee alleging or based on the premise that Provider did not have the legal or contractual right to include such third party's AI functionality in the Services for use by Client in accordance with the Agreement (any "**AI IP Claim**"), and shall indemnify such Client Indemnitee(s) against any Losses finally awarded against such Client Indemnitee(s) as a result of, or for any amounts paid by such Client Indemnitee(s) under a settlement of, any such AI IP Claim.

11.4. Client shall defend each Provider Indemnitee against any third-party Claim made or brought against any Provider Indemnitee to the extent it arises out of or relates to Client's use of or reliance on the Output, including any regulatory investigation or shareholder derivative suit (notwithstanding that such suit may be in the name of Client or its ultimate parent company rather than a third party) (any "**AI Claim Against Provider**"), and shall indemnify such Provider Indemnitee(s) against any Losses finally awarded against such Provider Indemnitee(s) as a result of, or for any amounts paid by such Provider Indemnitee(s) under a settlement of, any AI Claim Against Provider.

11.5. Client's and Provider's defense and indemnification obligations in this section (*Artificial Intelligence*): (i) are in addition to the other defense and indemnification obligations in this MSA and (ii) are subject to the indemnification procedures for third-party claims set forth in this MSA.

11.6. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE AGREEMENT, PROVIDER DISCLAIMS ALL LIABILITY FOR CLIENT'S USE OF THE AI OR RELIANCE ON THE OUTPUT. PROVIDER'S AFFILIATES AND THIRD-PARTY PROVIDERS SHALL BE THIRD-PARTY BENEFICIARIES OF THIS SECTION.PROVIDER'S INDEMNIFICATION OBLIGATIONS FOR THIRD-PARTY IP CLAIMS UNDER THE MSA DO NOT APPLY TO THE OUTPUT.

12. Term and Termination.

12.1. MSA. The term of this MSA commences on the Effective Date and will continue in effect until terminated by either party in accordance with the terms and conditions hereof.

12.2. Service Orders. The term of each Service Order will commence on the date that it is fully executed by the parties thereto and will continue in effect for the Term. For recurring Services, unless otherwise expressly stated in the Service Order, the Term for such Services will commence on the date that the Service Order is fully executed by the parties thereto and will continue in effect for an initial term of thirty-six (36) months, and thereafter will automatically renew for successive twelve (12) month renewal terms, unless either party provides notice of non-renewal at least ninety (90) days prior to the end of the initial term or then-current renewal term.

12.3. Termination.

(a) Either party may terminate this MSA by providing at least thirty (30) days' prior notice to the other party, provided, that no termination of the MSA will take effect so long as any Service Order between the same contracting parties is in effect.

(b) Either party may terminate a Service Order, in whole or in part, upon notice with immediate effect if the other party is in material breach of the Agreement and, if cure of such breach is possible, such breach continues uncured for a period of thirty (30) days after the party claiming breach provides notice specifying such breach and demanding cure.

(c) Either party may terminate this MSA and all Service Orders between the same contracting parties upon notice with immediate effect if the other party liquidates, ceases to do business, or becomes insolvent.

12.4. Suspension. If Client is in material breach of the Agreement, Provider may suspend the Services and Client's rights granted in relation thereto, in whole or in part, without liability, upon notice with immediate effect, until such breach is cured. Client shall remain liable for Fees, taxes, and other amounts due under the Agreement during the period of suspension.

12.5. Cancellation. During the Term, Provider may, in its sole discretion: (a) cancel certain Services, in whole or in part, by providing Client with at least six (6) months' prior notice; or (b) suspend or cancel certain Services, in whole or in part, or modify the terms and conditions on which certain Services are provided, by providing Client with as much notice as is reasonably practicable, if: (i) all or part of such Services depend on an agreement between Provider (or one of its Affiliates) and a third-party provider and the applicable third-party agreement is modified or terminated or such third-party provider suspends access to all or part of such Services, in any case, through no fault of Provider; (ii) all or part of such Services become illegal or contrary to any rule, regulation, guideline, or request of any governmental entity, regulatory authority, or self-regulatory organization with jurisdiction over Provider or any of its Affiliates; or (iii) Client and/or a Client Entity becomes subject to restrictions under Trade Control Laws issued by the United States or other national or international governmental entity. In addition, Provider may change the platform from which it delivers the Services as long as: (x) the platform supports materially the same functionality of the Services as provided on the previous platform; and (y) Provider provides Client with reasonable advance notice to onboard to the new platform. If Provider cancels all or part of the Services pursuant to this section (Cancellation), Client's exclusive remedy and Provider's sole liability will be to provide Client a prorated refund of prepaid Fees for such cancelled Services relating to the period after cancellation.

12.6. Effect of Termination. Upon termination or expiration of the Agreement, Provider's obligation to provide the Services and Client's right to access and use the Services will immediately terminate. If all Services set forth on a Service Order are terminated or cancelled pursuant to the terms of the Agreement, such Service Order will be deemed terminated. If Provider terminates a Service Order for uncured material breach of the Agreement by Client or a Service Order is terminated because Client liquidates, ceases to do business, or becomes insolvent, Client shall be responsible for payment of the Fees, taxes, and other amounts due under the Agreement covering the remainder of the Term. In no event will termination of a Service Order or termination or cancellation of any of the Services relieve Client of its obligation to pay the Fees, taxes, or other amounts due under the Agreement payable for the period prior to the effective date of termination or cancellation.

12.7. Survival. The rights and obligations of the parties herein that, by their nature, are intended to survive termination or expiration hereof, will survive any such termination or expiration.

13. Fees and Taxes.

13.1. Payment Terms. Client shall pay the Fees and any expenses (including third-party fees) set forth or referenced in the Service Order. Unless otherwise mandated under applicable law, all payments shall be made electronically to the account designated within the applicable invoice. All payments are due within thirty (30) days of the invoice date. All invoices will be deemed final and binding unless Client provides Provider notice of any good faith dispute within ten (10) days from the invoice date. Provider may charge Client a late fee of 1.5% per month or the highest lawful interest rate, whichever is lower, to all amounts not paid when due. Provider may, effective on the first day of January of each year during the Term, adjust or change the basis for calculating the Fees by providing at least ninety (90) days' prior notice to Client. Client may cancel the applicable Services if Provider increases the Fees for such Services by more than Price Increase Cap (MSA)% in any year. To exercise such right to cancel, Client shall notify Provider within thirty (30) days of the date of Provider's increase notice. The applicable Services will be cancelled from the date on which the Fees would have increased.

13.2. Third Party Payor. The net unit price specified in the Service Order for each Service is the net billable amount for such Service. Client may direct Provider to issue invoices for the Fees or other costs, fees, or charges payable by Client under the Agreement to a third-party payor and, in such event, Client shall ensure that such third-party payor pays any and all such invoices in accordance with the payment terms in the Agreement. Notwithstanding the foregoing, Client shall remain fully liable for the payment of all Fees and other costs, fees, and charges payable by Client hereunder.

13.3. Taxes.

(a) Fees and expenses set forth or referenced in the Service Order do not include any Tax. Client shall pay all Taxes applicable to the Services, provided that Provider shall pay any personal property tax or income tax imposed on Provider by the relevant tax authority in Provider's tax jurisdiction to the extent such personal property tax or income tax is applicable to the Services. For clarity, any personal property tax or income tax payable by Provider pursuant to this section (*Taxes*) does not include any Withholding Tax, which will at all times be the responsibility of Client.

(b) If Client is based in the United States and is legally entitled to an exemption from any Tax, Client is responsible for providing Provider with a legally sufficient tax exemption certificate, resale certificate, or a copy of the direct pay permit for each applicable taxing jurisdiction. Provider shall apply the tax exemption to invoices generated after the date that Provider receives such documentation.

(c) If Client is required to deduct or withhold any Withholding Tax from amounts payable to Provider, Client shall promptly notify Provider of such Withholding Tax, and Client shall have liability to pay such Withholding Tax. Client shall increase amounts payable to Provider as necessary so that the net amount actually received by Provider after the deduction or withholding of the Withholding Tax is equal to one-hundred percent (100%) of the Fees and expenses set forth or referenced in the Service Order.

14. General.

14.1. Interpretation. For purposes hereof: (a) the words "include", "includes", and "including" are deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this MSA as a whole or the Agreement as a whole, as the context so requires; (d) words denoting the singular have a comparable meaning when used in the plural, and vice-versa; and (e) all amounts are in United States dollars, unless otherwise expressly stated. Unless the context otherwise requires, references hereunder to: (w) sections, exhibits, schedules, addenda, attachments, and appendices mean the sections of, and exhibits, schedules, addenda, attachments, and appendices attached hereto; (x) an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, or modified from time to time to the extent permitted by the provisions thereof; (y) a law or regulation means such law or regulation as amended from time to time and includes any successor legislation thereto and any rules or regulations promulgated thereunder; and (z) any URL or website includes any accessible successor URL or website. The parties intend for the terms and conditions hereof to be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The exhibits, schedules, addenda, attachments, and appendices referred to herein are an integral part of the Agreement to the same extent as if they were set forth verbatim herein. Section headings are included for convenience only and are not to be used to construe or interpret the terms and conditions hereof. The *United Nations Convention on Contracts for the International Sale of Goods* and the *Uniform Computer Information Transactions Act* do not apply hereto.

14.2. Dispute Resolution.

(a) The terms and conditions hereof will be governed and enforced by and construed in accordance with the applicable Governing Law specified in the table below, excluding any conflict of laws rules. Any dispute arising hereunder or relating hereto will be submitted to the applicable Association specified in the table below and will be subject to final binding arbitration in accordance with the applicable Rules specified in the table below. The arbitral tribunal will be composed of a sole arbitrator. The arbitrator will be selected in accordance with the applicable Rules and the arbitration will be conducted in English in the applicable Seat specified in the table below. The arbitrator may not award punitive damages and each party hereby waives the right to seek or recover punitive damages with respect to any dispute resolved by arbitration. The existence and content of the arbitral proceedings and any rulings or awards shall be kept confidential by the parties and the arbitrator except to the extent that disclosure may be required of a party to fulfill a legal duty, protect or pursue a legal right, or enforce or challenge an award in *bona fide* legal proceedings before a state court or other judicial authority. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay. Judgment on the award may be entered in any court of competent jurisdiction.

Contracting Entity	"Association"	"Rules"	"Seat"	"Governing Law"
Nasdaq Corporate Solutions, LLC	American Arbitration Association	Commercial Arbitration Rules and Regulations of the American Arbitration Association	New York, NY	State of New York
Nasdaq Pty Ltd	London Court of International Arbitration	London Court of International Arbitration Rules	London, England	England & Wales
Nasdaq Korea Ltd.	London Court of International Arbitration	London Court of International Arbitration Rules	London, England	England & Wales
Nasdaq Corporate Solutions International Limited	London Court of International Arbitration	London Court of International Arbitration Rules	London, England	England & Wales

(b) Notwithstanding anything to the contrary herein, either party may bring an action for equitable relief in any court of competent jurisdiction in the event of a breach or anticipated breach of the provisions hereof governing the parties' rights and obligations with respect to intellectual property or Confidential Information or any other provision hereof that would be reasonably likely to cause such party immediate harm or for which money damages would be inadequate.

(c) EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY DISPUTE ARISING HEREUNDER OR RELATING HERETO.

14.3. Waiver and Severability. Except as otherwise expressly provided herein, any waiver or failure of a party in insisting upon the performance of any provision hereof will not be construed as a waiver or relinquishment of such party's rights to future performance of such provision and the other party's obligation with respect to such future performance will continue in full force and effect. To be enforceable, a waiver must be made in writing and signed by the party to be bound. If any provision hereof that is not fundamental is found to be illegal or unenforceable, such finding will not affect the validity and enforceability of the remainder hereof.

14.4. Publicity. All press releases, public disclosures, or other public announcements relating hereto, or the subject matter hereof, will be mutually agreed by the parties in writing prior to release by either party. Notwithstanding the foregoing, Provider may disclose in its marketing materials, including press releases and pitch books, that Client is a client of Provider.

14.5. Relationship of the Parties. The relationship of the parties is that of independent contractors. Nothing herein creates a partnership, joint venture, employment, agency, or fiduciary relationship between the parties, and neither party shall have authority to, nor shall, enter into any engagement or otherwise bind or oblige the other party.

14.6. Notice. All notices, requests, consents, claims, demands, and waivers hereunder must be in writing and, except as otherwise provided herein, addressed to a party at an address specified for such party on the most recently executed Service Order (i.e., email address or physical address), or such other address as a party may notify to the other party in accordance with this section (*Notice*). A notice sent in accordance with the foregoing will be deemed to have been duly given: (a) upon actual receipt (or date of first refusal); (b) on the business day sent by email (provided that the email address is valid) if sent during normal business hours (based on the recipient's location), otherwise on the next business day; (c) three (3) days after being sent by certified mail, postage prepaid and return receipt requested; or (d) the next business day (based on the recipient's location) after being sent by internationally-recognized overnight courier, postage prepaid. Client shall also send a copy (which will not constitute notice) of any claim for indemnification or notice of breach to Provider at the following address: Office of General Counsel, Nasdaq, Inc., 805 King Farm Blvd, Rockville MD, 20850, USA, Attention: Commercial Law Group. The party sending a notice shall identify therein the Agreement or other subject matter to which the notice relates.

14.7. Entire Agreement. The terms and conditions hereof, together with any other document incorporated by reference and all exhibits, schedules, and addenda hereto, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

14.8. Amendment. The terms and conditions hereof may not be modified except in a writing signed by an authorized representative of each party.

14.9. Assignment; Subcontracting. Neither party may assign or otherwise transfer (including by operation of law) any of its rights or obligations hereunder to a third party without the prior consent of the other party, such consent not to be unreasonably withheld, conditioned, or delayed. Notwithstanding the foregoing, either party may assign or otherwise transfer (including by operation of law) any of its rights or obligations hereunder to an Affiliate or to an unaffiliated third party in connection with the sale of a business without the prior consent of the other party, provided that the transferee is not a competitor of the non-transferring party or any of its Affiliates (as determined by the non-transferring party in its reasonable discretion), the transferring party provides notice of the transfer to the non-transferring party as promptly as practicable, and such transfer does not result in a material change to the non-transferring party's obligations hereunder. The Agreement is binding on and inures to the benefit of the parties and their respective permitted successors and permitted assigns. Any assignment or other transfer in breach hereof will be void *ab initio*. Provider may use subcontractors to provide the Services, in whole or in part, and in such event, Provider shall be responsible for the performance of its subcontractors to the same extent it is responsible for its own performance hereunder.

14.10. No Third-Party Beneficiaries. Except as expressly provided herein, there are no third-party beneficiaries hereto.

14.11. Counterparts; Electronic Signatures. This MSA, the Service Order, and each other agreement comprising a part of the Agreement may be executed in counterparts. An electronic copy hereof will be considered and treated like an original and an electronic or digital signature will be as valid as a handwritten signature.

14.12. Trade Control Laws. Client understands that the Services are subject to Trade Control Laws. Client may not download, access, or otherwise export, re-export, or transfer the Services or any underlying information or technology except in full compliance with all applicable laws and regulations, including Trade Control Laws. None of the Services or any underlying information or technology may be downloaded, accessed, or otherwise exported, re-exported, or provided to Syria, Belarus, Russia, or any Sanctioned Country (collectively, "**Restricted Territories**"), nor used on behalf of any person located, incorporated in, or headquartered in any Restricted Territory or in furtherance of any transaction in or involving Sanctioned Countries unless authorized under Trade Control Laws.

14.13. Ethics and Compliance. Nasdaq, Inc. maintains a comprehensive ethics and compliance program aligned with accepted industry practices and regulatory requirements, which is reflected in its Code of Ethics and applies to all directors, officers, employees, and others working on behalf of Nasdaq, Inc. and its wholly owned subsidiaries, including Provider. As of the Effective Date, Nasdaq's Code of Ethics is available at the following hyperlink: http://ir.nasdaq.com/static-files/aca3c338-f7ad-4f31-ae69-ef3a8d36fa6d.

Version: February 18, 2026.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

© 2017-2026, Nasdaq, Inc. All Rights Reserved.

Listing Center Nasdaq

Supplemental Information Request Form

Application Id:
Record Id:

CHECK MISSING ITEMS

Form Created By: on ; Form Owned By:

Thank you for submitting an application to list the Company's common stock on The . If you have questions about the status of this application, please contact your listings analyst, , at or via email at . In connection with such application and in accordance with Marketplace Rule 5205(e), Staff has the following requests:

COMPANY INFORMATION

Company Name *

Symbol

Most Recently Reported Fiscal Year End *

Foreign Private Issuer * ◯ Yes ◯ No

If this form should be shared with any contacts other than the names included in the Listing Application, please provide the information below. Please note, these individuals will have full access to the Company's Comment Letter.

Company Contact *	Outside Legal Counsel *	U.S. Business Hours Contact (if company is located outside of the U.S.)
Contact Name *	Contact Name *	Contact Name
Firm Name	Firm Name *	Firm Name
Phone *	Phone *	Phone
Email *	Email *	Email

ISSUE-SPECIFIC INFORMATION

Enter the issue-specific information below for all securities expected to be listed:

NOTE: Once an Issue is added below it cannot be deleted. Please uncheck the box below if issue will no longer be listed.

Add New Issue

Primary Issue

☑ Indicate Issue to list

Issue Type *

Issue Class

Reserved Trading Symbol

CUSIP

Par Value

Par Value Currency

Unit Components

Timing of Unit Separation

Expiration Date of Warrants

OFFERING INFORMATION

1. Type of Offering
2. Expected effective date of registration statement
3. Expected Date of Initial Trading *
4. Confirm that the settlement of securities will be T+1. ◯ Yes ◯ No
5. Will the stock certificates contain any restrictive legends? ◯ Yes ◯ No

If "yes," please describe

INVESTMENT BANKER

Lead Underwriter	Underwriter 2	Underwriter 3
Firm Name	Firm Name	Firm Name
Primary Contact	Primary Contact	Primary Contact

Telephone | Telephone | Telephone

Email | Email | Email

Nasdaq member or Nasdaq limited underwriting member? | Nasdaq member or Nasdaq limited underwriting member? | Nasdaq member or Nasdaq limited underwriting member?

AUDITOR

Firm Name

City

State

Country

Transfer Agent

Firm Name

ADDITIONAL INFORMATION

Provide the date that the Company paid the initial application fee

Provide the date that the Company began its current operations

If the Company plans to effect a reverse stock split prior to listing, please provide:

Exact reverse stock split ratio

Expected date that the reverse stock split will be effective

New CUSIP number

Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Has the company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Confirm whether the company has or plans to become public by combining with a public shell, whether through a reverse merger, exchange offer, or otherwise. ◯ Yes ◯ No

If "yes", please provide a detailed description of the transaction including the names of all parties to the transaction, the terms of the transaction and the date or expected date of closing.

Discuss whether the Company expects that the going concern opinion will be lifted for the next fiscal year end. Indicate whether the Company has discussed this issue with its auditors.

Staff notes the material weaknesses disclosed in the Company's recent SEC filings. Please provide the Company's plan of remediation concerning those weaknesses.

Confirm that the Company's Related Party Transactions were all negotiated at arm's length. ◯ Yes ◯ No

If "no", please provide a detailed description of the transaction including the names of all parties to the transaction and the terms of the transaction

The PCAOB inspection of the Company's auditor noted "audit deficiencies". Confirm whether any of these deficiencies related to the Company's audit. ◯ Yes ◯ No

Confirm whether the cashless exercise feature of any currently outstanding warrants, or warrants expected to be outstanding, could result in the issuance of common stock if the market price of the common stock is less than the exercise price at the time of exercise (i.e. can the warrant be exercised on a cashless basis if the warrant is "out of the money" and result in the issuance of shares). ◯ Yes ◯ No

If "yes", please explain

Confirm that the Company has made all certifications to the SEC required to date under sections 302 and 906 of the Sarbanes-Oxley Act. ◯ Yes ◯ No

Confirm the Company's auditor reviews its quarterly filings in compliance with SAS 100. ◯ Yes ◯ No

Attach Supporting Additional Information Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

REGULATORY PROCEEDINGS/LITIGATION

1. With respect to the company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past 10 years:
   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
   b. in which claims material to the company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or
   c. in which claims material to the company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.
   d. In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.
2. With respect to current executive officers, directors, and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:
   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
   b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

   Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.
3. Describe and provide all documents related to any allegations of fraud or other misconduct brought to the attention of the Company’s management, Board of Directors or Audit Committee related to:
   a. the activities of the Company or its management, employees, Board members or outside advisors and consultants;

b. the preparation of, or any disclosure made in, the Company's filings with the Securities and Exchange Commission;

c. the Company's internal control over financial reporting. This request encompasses, but is not limited to, any such allegation that can be construed as "whistleblowing" whether by the Company's employees, its independent audit firm or others.

Attach Supporting Regulatory Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

BOARD MEMBER AND COMMITTEE INFORMATION

Provide each board member's full legal name (first, middle and last), date of birth or age, and committee assignments, and indicate whether the director is independent, as defined in Listing Rule 5605.

! Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Add a New Director

Number of Directors on Board: **0** | Number of Independent Directors on Board: **0**
Number of Directors on Audit Committee: **0** | Number of Independent Directors on Audit Committee: **0**

Provide updates to the information above for any changes in the composition of the board and committees, as necessary. Provide an updated response to the "Regulatory Proceedings/Litigation" section of the listing application for each new director that is added during the review process.

Confirm that all planned board committees will be in place prior to listing on Nasdaq. ○ Yes ○ No

If "No", please explain.

Regarding the observers to the Board, please confirm, if applicable:

a) the observer(s) is/are not voting members: ○ Yes ○ No ○ N/A
b) the observer(s) is/are not present for executive sessions ○ Yes ○ No ○ N/A
c) the observer(s) is/are not present during voting ○ Yes ○ No ○ N/A
d) the observer(s) may be dismissed at any time by the committees: ○ Yes ○ No ○ N/A

Confirm that the Company's formal written charter or board resolution addressing the nominations process will be adopted prior to listing. ○ Yes ○ No

If "No", please explain.

Confirm that the Company's Audit Committee charter will be adopted prior to listing. ○ Yes ○ No

If "No", please explain.

EXECUTIVE OFFICER INFORMATION

Provide the full legal name (first, middle and last), date of birth or age for each of the Company's executive officers who are not also directors.

	First Name	Middle Name	Last Name	Birth Date	Age	Age As of	Gender
Chief Executive Officer							
Chief Financial Officer							

*Please note that SEC rules and the Sarbanes-Oxley Act impose heightened obligation on the CFO of a public company, including the requirement to certify the company's periodic financial statements. Given the importance of this role and the complexities of the accounting rules and practices related to ongoing businesses operations, Nasdaq expects listed operating companies to employ a full-time CFO. Please see FAQ 1049 for further information.

Please submit these materials and information as soon as possible. Staff may request additional information if deemed necessary pursuant to our review of the above. Please note that in addition to the requests above, the Company has a continuing obligation to notify Staff of any material changes to its application. Material changes may include, but are not limited to, changes or proposed changes in ownership/management structure, new financing transactions or proposed financing transactions, or changes in regulatory proceedings/litigation. When possible, please notify Staff in advance of any public filings regarding such changes.

ATTACH SUPPORTING DOCUMENTS

In addition to a completed Listing Application, prior to approval, Nasdaq will require additional information and supporting documentation. Documentation will vary depending on the type of application you are submitting. Please review our Supporting Documentation Guidelines. These guidelines, presented by application type, list the specific documents Nasdaq will require prior to approval for your specific application type. **Required documentation must be provided prior to approval, but is not required at the time of original submission**.

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.

☐ Submit an executed Listing Agreement through the Nasdaq Listing Center .

☐ Submit an executed Corporate Governance Certification Form through the Nasdaq Listing Center .

☐ Submit a copy of the CUSIP Bureau's confirmation for the securities to be listed.

Click the icon to upload.

No files attached

☐ Provide a written representation from the Company's lead underwriter that it will place the shares sold in the offering with a sufficient number of holders to meet Listing Rule 5505(a)(3) with at least 300 Round Lot Holders of unrestricted common stock and at least 50% of the 300 required Round Lot Holders will hold unrestricted shares with a value of at least $2,500.

Click the icon to upload.

No files attached

☐ If applicable, submit written confirmation from the company's transfer agent that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on Nasdaq.

Click the icon to upload.

No files attached

☐ Submit a letter from the Company's home country counsel regarding the Company's reliance on home country practice pursuant to Marketplace Rule 5615(a)(3).

Click the icon to upload.

No files attached

☐ Submit one marked copy of each subsequent amendment to the Company's registration statement, and the corresponding SEC comment letters and Company's responses to those comments.

Click the icon to upload.

No files attached

☐ Submit a list of all of the securities currently issued and outstanding (excluding employee stock options) which are exercisable or convertible into the Company's common stock. Please provide the following for each security:

a) Number issued and outstanding.
b) Date of original issuance.
c) Term sheet or Form of Warrant (as applicable).

Click the icon to upload.

No files attached

☐ Submit a draft copy of the Company's Form 8-A 12(b) to be filed prior to listing. Please note the Exchange name is "The Nasdaq Stock Market LLC".

Click the icon to upload.

No files attached

☐ Submit a current Broadridge share range analysis and NOBO list for the Company.

Click the icon to upload.

No files attached

☐ Provide a certified list of shareholders of record, as of the date of this letter or more current, provided by the Company's transfer agent which identifies all shareholders' names, addresses, and the number of shares held.

Click the icon to upload.

No files attached

☐ Submit Publicly Tradable Shares Form.

Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq of any material changes. I understand that the Company has a continuing duty to update Nasdaq whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

© 2017-2026, Nasdaq, Inc. All Rights Reserved.

Listing Center

Nasdaq

Supplemental Information Request Form

Application Id:
Record Id:

CHECK MISSING ITEMS

Form Created By: on ; Form Owned By:

Thank you for submitting an application to list the Company's common stock on The . If you have questions about the status of this application, please contact your listings analyst, , at or via email at . In connection with such application and in accordance with Marketplace Rule 5205(e), Staff has the following requests:

COMPANY INFORMATION

Company Name *

Symbol

Most Recently Reported Fiscal Year End *

Foreign Private Issuer * ○ Yes ○ No

If this form should be shared with any contacts other than the names included in the Listing Application, please provide the information below. Please note, these individuals will have full access to the Company's Comment Letter.

Company Contact *	Outside Legal Counsel *	U.S. Business Hours Contact (if company is located outside of the U.S.)
Contact Name *	Contact Name *	Contact Name
Firm Name	Firm Name *	Firm Name
Phone *	Phone *	Phone
Email *	Email *	Email

ISSUE-SPECIFIC INFORMATION

Enter the issue-specific information below for all securities expected to be listed:

NOTE: Once an Issue is added below it cannot be deleted. Please uncheck the box below if issue will no longer be listed.

Add New Issue

Primary Issue

☑ Indicate Issue to list

Issue Type *

Issue Class

Reserved Trading Symbol

CUSIP

Par Value

Par Value Currency

Unit Components

Timing of Unit Separation

Expiration Date of Warrants

OFFERING INFORMATION

1. Type of Offering
2. Expected effective date of registration statement
3. Expected Date of Initial Trading *
4. Confirm that the settlement of securities will be T+1. ◯ Yes ◯ No
5. Will the stock certificates contain any restrictive legends? ◯ Yes ◯ No

If "yes," please describe

INVESTMENT BANKER

Lead Underwriter	Underwriter 2	Underwriter 3
Firm Name	Firm Name	Firm Name
Primary Contact	Primary Contact	Primary Contact

Telephone

Telephone

Telephone

Email

Email

Email

Nasdaq member or Nasdaq limited underwriting member?

Nasdaq member or Nasdaq limited underwriting member?

Nasdaq member or Nasdaq limited underwriting member?

AUDITOR

Firm Name

City

State

Country

Transfer Agent

Firm Name

ADDITIONAL INFORMATION

Provide the date that the Company paid the initial application fee

Provide the date that the Company began its current operations

If the Company plans to effect a reverse stock split prior to listing, please provide:

Exact reverse stock split ratio

Expected date that the reverse stock split will be effective

New CUSIP number

Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Has the company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Confirm whether the company has or plans to become public by combining with a public shell, whether through a reverse merger, exchange offer, or otherwise. ◯ Yes ◯ No

If "yes", please provide a detailed description of the transaction including the names of all parties to the transaction, the terms of the transaction and the date or expected date of closing.

Discuss whether the Company expects that the going concern opinion will be lifted for the next fiscal year end. Indicate whether the Company has discussed this issue with its auditors.

Staff notes the material weaknesses disclosed in the Company's recent SEC filings. Please provide the Company's plan of remediation concerning those weaknesses.

Confirm that the Company's Related Party Transactions were all negotiated at arm's length. ◯ Yes ◯ No

If "no", please provide a detailed description of the transaction including the names of all parties to the transaction and the terms of the transaction

The PCAOB inspection of the Company's auditor noted "audit deficiencies". Confirm whether any of these deficiencies related to the Company's audit. ◯ Yes ◯ No

Confirm whether the cashless exercise feature of any currently outstanding warrants, or warrants expected to be outstanding, could result in the issuance of common stock if the market price of the common stock is less than the exercise price at the time of exercise (i.e. can the warrant be exercised on a cashless basis if the warrant is "out of the money" and result in the issuance of shares). ◯ Yes ◯ No

If "yes", please explain

Confirm that the Company has made all certifications to the SEC required to date under sections 302 and 906 of the Sarbanes-Oxley Act. ◯ Yes ◯ No

Confirm the Company's auditor reviews its quarterly filings in compliance with SAS 100. ◯ Yes ◯ No

Attach Supporting Additional Information Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

REGULATORY PROCEEDINGS/LITIGATION

1. With respect to the company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past 10 years:
   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
   b. in which claims material to the company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or
   c. in which claims material to the company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.
   d. In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.
2. With respect to current executive officers, directors, and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:
   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
   b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

   Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.
3. Describe and provide all documents related to any allegations of fraud or other misconduct brought to the attention of the Company’s management, Board of Directors or Audit Committee related to:
   a. the activities of the Company or its management, employees, Board members or outside advisors and consultants;

b. the preparation of, or any disclosure made in, the Company's filings with the Securities and Exchange Commission;

c. the Company's internal control over financial reporting. This request encompasses, but is not limited to, any such allegation that can be construed as "whistleblowing" whether by the Company's employees, its independent audit firm or others.

Attach Supporting Regulatory Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

BOARD MEMBER AND COMMITTEE INFORMATION

Provide each board member's full legal name (first, middle and last), date of birth or age, and committee assignments, and indicate whether the director is independent, as defined in Listing Rule 5605.

! Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Add a New Director

Number of Directors on Board: **0**	Number of Independent Directors on Board: **0**
Number of Directors on Audit Committee: **0**	Number of Independent Directors on Audit Committee: **0**

Provide updates to the information above for any changes in the composition of the board and committees, as necessary. Provide an updated response to the "Regulatory Proceedings/Litigation" section of the listing application for each new director that is added during the review process.

Confirm that all planned board committees will be in place prior to listing on Nasdaq. ◯ Yes ◯ No

If "No", please explain.

Regarding the observers to the Board, please confirm, if applicable:

- a) the observer(s) is/are not voting members: ◯ Yes ◯ No ◯ N/A
- b) the observer(s) is/are not present for executive sessions ◯ Yes ◯ No ◯ N/A
- c) the observer(s) is/are not present during voting ◯ Yes ◯ No ◯ N/A
- d) the observer(s) may be dismissed at any time by the committees: ◯ Yes ◯ No ◯ N/A

Confirm that the Company's formal written charter or board resolution addressing the nominations process will be adopted prior to listing. ◯ Yes ◯ No

If "No", please explain.

Confirm that the Company's Audit Committee charter will be adopted prior to listing. ◯ Yes ◯ No

If "No", please explain.

EXECUTIVE OFFICER INFORMATION

Provide the full legal name (first, middle and last), date of birth or age for each of the Company's executive officers who are not also directors.

	First Name	Middle Name	Last Name	Birth Date	Age	Age As of	Gender
Chief Executive Officer							
Chief Financial Officer							

*Please note that SEC rules and the Sarbanes-Oxley Act impose heightened obligation on the CFO of a public company, including the requirement to certify the company's periodic financial statements. Given the importance of this role and the complexities of the accounting rules and practices related to ongoing businesses operations, Nasdaq expects listed operating companies to employ a full-time CFO. Please see FAQ 1049 for further information.

Please submit these materials and information as soon as possible. Staff may request additional information if deemed necessary pursuant to our review of the above. Please note that in addition to the requests above, the Company has a continuing obligation to notify Staff of any material changes to its application. Material changes may include, but are not limited to, changes or proposed changes in ownership/management structure, new financing transactions or proposed financing transactions, or changes in regulatory proceedings/litigation. When possible, please notify Staff in advance of any public filings regarding such changes.

ATTACH SUPPORTING DOCUMENTS

In addition to a completed Listing Application, prior to approval, Nasdaq will require additional information and supporting documentation. Documentation will vary depending on the type of application you are submitting. Please review our Supporting Documentation Guidelines. These guidelines, presented by application type, list the specific documents Nasdaq will require prior to approval for your specific application type. **Required documentation must be provided prior to approval, but is not required at the time of original submission**.

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.

☐ Submit an executed Listing Agreement through the Nasdaq Listing Center .

☐ Submit an executed Corporate Governance Certification Form through the Nasdaq Listing Center .

☐ Submit a copy of the CUSIP Bureau's confirmation for the securities to be listed.
Click the icon to upload.

No files attached

☐ Provide a written representation from the Company's lead underwriter that it will place the shares sold in the offering with a sufficient number of holders to meet Listing Rule 5505(a)(3) with at least 300 Round Lot Holders of unrestricted common stock and at least 50% of the 300 required Round Lot Holders will hold unrestricted shares with a value of at least $2,500.
Click the icon to upload.

No files attached

☐ If applicable, submit written confirmation from the company's transfer agent that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on Nasdaq.
Click the icon to upload.

No files attached

☐ Submit a letter from the Company's home country counsel regarding the Company's reliance on home country practice pursuant to Marketplace Rule 5615(a)(3).

Click the icon to upload.

No files attached

☐ Submit one marked copy of each subsequent amendment to the Company's registration statement, and the corresponding SEC comment letters and Company's responses to those comments.

Click the icon to upload.

No files attached

☐ Submit a list of all of the securities currently issued and outstanding (excluding employee stock options) which are exercisable or convertible into the Company's common stock. Please provide the following for each security:
a) Number issued and outstanding.
b) Date of original issuance.
c) Term sheet or Form of Warrant (as applicable).

Click the icon to upload.

No files attached

☐ Submit a draft copy of the Company's Form 8-A 12(b) to be filed prior to listing. Please note the Exchange name is "The Nasdaq Stock Market LLC".

Click the icon to upload.

No files attached

☐ Submit a current Broadridge share range analysis and NOBO list for the Company.

Click the icon to upload.

No files attached

☐ Provide a certified list of shareholders of record, as of the date of this letter or more current, provided by the Company's transfer agent which identifies all shareholders' names, addresses, and the number of shares held.

Click the icon to upload.

No files attached

☐ Submit Publicly Tradable Shares Form.

Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq of any material changes. I understand that the Company has a continuing duty to update Nasdaq whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

© 2017-2026, Nasdaq, Inc. All Rights Reserved.

Listing Center

Nasdaq

Supplemental Information Request Form

Application Id:
Record Id:

CHECK MISSING ITEMS

Form Created By: on ; Form Owned By:

Thank you for submitting an application to list the Company's common stock on The . If you have questions about the status of this application, please contact your listings analyst, , at or via email at . In connection with such application and in accordance with Marketplace Rule 5205(e), Staff has the following requests:

COMPANY INFORMATION

Company Name *

Symbol

Most Recently Reported Fiscal Year End *

Foreign Private Issuer * ◯ Yes ◯ No

If this form should be shared with any contacts other than the names included in the Listing Application, please provide the information below. Please note, these individuals will have full access to the Company's Comment Letter.

Company Contact *	Outside Legal Counsel *	U.S. Business Hours Contact (if company is located outside of the U.S.)
Contact Name *	Contact Name *	Contact Name
Firm Name	Firm Name *	Firm Name
Phone *	Phone *	Phone
Email *	Email *	Email

ISSUE-SPECIFIC INFORMATION

Enter the issue-specific information below for all securities expected to be listed:

NOTE: Once an Issue is added below it cannot be deleted. Please uncheck the box below if issue will no longer be listed.

Add New Issue

Primary Issue

☑ Indicate Issue to list

Issue Type *

Issue Class

CUSIP

Par Value

Par Value Currency

Unit Components

Timing of Unit Separation

Expiration Date of Warrants

OFFERING INFORMATION

1. Expected Date of Initial Trading *

AUDITOR

Firm Name

City

State

Country

Transfer Agent

Firm Name

ADDITIONAL INFORMATION

If the Company plans to effect a reverse stock split prior to listing, please provide:

Exact reverse stock split ratio

Expected date that the reverse stock split will be effective

New CUSIP number

Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Has the company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Discuss whether the Company expects that the going concern opinion will be lifted for the next fiscal year end. Indicate whether the Company has discussed this issue with its auditors.

Staff notes the material weaknesses disclosed in the Company's recent SEC filings. Please provide the Company's plan of remediation concerning those weaknesses.

Confirm that the Company's Related Party Transactions were all negotiated at arm's length. ◯ Yes ◯ No

If "no", please provide a detailed description of the transaction including the names of all parties to the transaction and the terms of the transaction

The PCAOB inspection of the Company's auditor noted "audit deficiencies". Confirm whether any of these deficiencies related to the Company's audit. ◯ Yes ◯ No

Confirm whether the cashless exercise feature of any currently outstanding warrants, or warrants expected to be outstanding, could result in the issuance of common stock if the market price of the common stock is less than the exercise price at the time of exercise (i.e. can the warrant be exercised on a cashless basis if the warrant is "out of the money" and result in the issuance of shares). ◯ Yes ◯ No

If "yes", please explain

Attach Supporting Additional Information Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

REGULATORY PROCEEDINGS/LITIGATION

1. With respect to the company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past 10 years:
    a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
    b. in which claims material to the company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or
    c. in which claims material to the company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.
    d. In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.
2. With respect to current executive officers, directors, and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:
    a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
    b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

    Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.
3. Describe and provide all documents related to any allegations of fraud or other misconduct brought to the attention of the Company’s management, Board of Directors or Audit Committee related to:
    a. the activities of the Company or its management, employees, Board members or outside advisors and consultants;

b. the preparation of, or any disclosure made in, the Company's filings with the Securities and Exchange Commission;

c. the Company's internal control over financial reporting. This request encompasses, but is not limited to, any such allegation that can be construed as "whistleblowing" whether by the Company's employees, its independent audit firm or others.

Attach Supporting Regulatory Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

BOARD MEMBER AND COMMITTEE INFORMATION

Provide each board member's full legal name (first, middle and last), date of birth or age, and committee assignments, and indicate whether the director is independent, as defined in Listing Rule 5605.

! Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Add a New Director

Number of Directors on Board: **0**
Number of Independent Directors on Board: **0**
Number of Directors on Audit Committee: **0**
Number of Independent Directors on Audit Committee: **0**

Provide updates to the information above for any changes in the composition of the board and committees, as necessary. Provide an updated response to the "Regulatory Proceedings/Litigation" section of the listing application for each new director that is added during the review process.

Confirm that all planned board committees will be in place prior to listing on Nasdaq. ◯ Yes ◯ No

If "No", please explain.

Regarding the observers to the Board, please confirm, if applicable:

a) the observer(s) is/are not voting members: ◯ Yes ◯ No ◯ N/A
b) the observer(s) is/are not present for executive sessions ◯ Yes ◯ No ◯ N/A
c) the observer(s) is/are not present during voting ◯ Yes ◯ No ◯ N/A
d) the observer(s) may be dismissed at any time by the committees: ◯ Yes ◯ No ◯ N/A

EXECUTIVE OFFICER INFORMATION

Provide the full legal name (first, middle and last), date of birth or age for each of the Company's executive officers who are not also directors.

	First Name	Middle Name	Last Name	Birth Date	Age	Age As of	Gender

	First Name	Middle Name	Last Name	Birth Date	Age	Age As of	Gender
Chief Executive Officer							
Chief Financial Officer							

*Please note that SEC rules and the Sarbanes-Oxley Act impose heightened obligation on the CFO of a public company, including the requirement to certify the company's periodic financial statements. Given the importance of this role and the complexities of the accounting rules and practices related to ongoing businesses operations, Nasdaq expects listed operating companies to employ a full-time CFO. Please see FAQ 1049 for further information.

Please submit these materials and information as soon as possible. Staff may request additional information if deemed necessary pursuant to our review of the above. Please note that in addition to the requests above, the Company has a continuing obligation to notify Staff of any material changes to its application. Material changes may include, but are not limited to, changes or proposed changes in ownership/management structure, new financing transactions or proposed financing transactions, or changes in regulatory proceedings/litigation. When possible, please notify Staff in advance of any public filings regarding such changes.

ATTACH SUPPORTING DOCUMENTS

In addition to a completed Listing Application, prior to approval, Nasdaq will require additional information and supporting documentation. Documentation will vary depending on the type of application you are submitting. Please review our Supporting Documentation Guidelines. These guidelines, presented by application type, list the specific documents Nasdaq will require prior to approval for your specific application type. **Required documentation must be provided prior to approval, but is not required at the time of original submission**.

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.

- [ ] Submit an executed Listing Agreement through the Nasdaq Listing Center .
- [ ] Submit an executed Corporate Governance Certification Form through the Nasdaq Listing Center .
- [ ] Submit a copy of the CUSIP Bureau's confirmation for the securities to be listed.

Click the icon to upload.

No files attached

- [ ] Submit a letter from the Company's home country counsel regarding the Company's reliance on home country practice pursuant to Marketplace Rule 5615(a)(3).

Click the icon to upload.

No files attached

- [ ] Submit a list of all of the securities currently issued and outstanding (excluding employee stock options) which are exercisable or convertible into the Company's common stock. Please provide the following for each security:
  a) Number issued and outstanding.
  b) Date of original issuance.
  c) Term sheet or Form of Warrant (as applicable).

Click the icon to upload.

No files attached

- [ ] Submit a draft copy of the Company's Form 8-A 12(b) to be filed prior to listing. Please note the Exchange name is "The Nasdaq Stock Market LLC".

Click the icon to upload.

No files attached

☐ Submit a current Broadridge share range analysis and NOBO list for the Company.
Click the icon to upload.

No files attached

☐ Provide a certified list of shareholders of record, as of the date of this letter or more current, provided by the Company’s transfer agent which identifies all shareholders’ names, addresses, and the number of shares held.
Click the icon to upload.

No files attached

☐ Submit Publicly Tradable Shares Form.
Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq of any material changes. I understand that the Company has a continuing duty to update Nasdaq whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

© 2017-2026, Nasdaq, Inc. All Rights Reserved.

Listing Center

Nasdaq

Supplemental Information Request Form

Application Id:
Record Id:

CHECK MISSING ITEMS

Form Created By: on ; Form Owned By:

Thank you for submitting an application to list the Company's common stock on The . If you have questions about the status of this application, please contact your listings analyst, , at or via email at . In connection with such application and in accordance with Marketplace Rule 5205(e), Staff has the following requests:

COMPANY INFORMATION

Company Name *

Symbol

Most Recently Reported Fiscal Year End *

Foreign Private Issuer * ◯ Yes ◉ No

If this form should be shared with any contacts other than the names included in the Listing Application, please provide the information below. Please note, these individuals will have full access to the Company's Comment Letter.

Company Contact *	Outside Legal Counsel *	U.S. Business Hours Contact (if company is located outside of the U.S.)
Contact Name *	Contact Name *	Contact Name
Firm Name	Firm Name *	Firm Name
Phone *	Phone *	Phone

Email *

Email *

Email

ISSUE-SPECIFIC INFORMATION

Enter the issue-specific information below for all securities expected to be listed:

NOTE: Once an Issue is added below it cannot be deleted. Please uncheck the box below if issue will no longer be listed.

Add New Issue

Primary Issue

- [x] Indicate Issue to list

Issue Type *

Issue Class

CUSIP

Par Value

Par Value Currency

Unit Components

Timing of Unit Separation

Expiration Date of Warrants

OFFERING INFORMATION

1. Expected Date of Initial Trading *

AUDITOR

Firm Name

City

State

Country

Transfer Agent

Firm Name

ADDITIONAL INFORMATION

If the Company plans to effect a reverse stock split prior to listing, please provide:

Exact reverse stock split ratio

Expected date that the reverse stock split will be ...

New CUSIP number

Attach Supporting Additional Information Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

BOARD MEMBER AND COMMITTEE INFORMATION

Provide each board member's full legal name (first, middle and last), date of birth or age, and committee assignments, and indicate whether the director is independent, as defined in Listing Rule 5605.

❗ Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Add a New Director

Number of Directors on Board: **0**

Number of Independent Directors on Board: **0**

Number of Directors on Audit Committee: **0**

Number of Independent Directors on Audit Committee: **0**

Provide updates to the information above for any changes in the composition of the board and committees, as necessary. Provide an updated response to the "Regulatory Proceedings/Litigation" section of the listing application for each new director that is added during the review process.

ATTACH SUPPORTING DOCUMENTS

In addition to a completed Listing Application, prior to approval, Nasdaq will require additional information and supporting documentation. Documentation will vary depending on the type of application you are submitting. Please review our Supporting Documentation Guidelines. These guidelines, presented by application type, list the specific documents Nasdaq will require prior to approval for your specific application type. **Required documentation must be provided prior to approval, but is not required at the time of original submission**.

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.

☐ Submit an executed Listing Agreement through the Nasdaq Listing Center .

☐ Submit an executed Corporate Governance Certification Form through the Nasdaq Listing Center .

☐ Submit a letter from the Company's home country counsel regarding the Company's reliance on home country practice pursuant to Marketplace Rule 5615(a)(3).

Click the icon to upload.

No files attached

☐ Submit a draft copy of the Company's Form 8-A 12(b) to be filed prior to listing. Please note the Exchange name is "The Nasdaq Stock Market LLC".

Click the icon to upload.

No files attached

☐ Submit Publicly Tradable Shares Form.

Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq of any material changes. I understand that the Company has a continuing duty to update Nasdaq whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

© 2017-2026, Nasdaq, Inc. All Rights Reserved.

Listing Center

Nasdaq

Supplemental Information Request Form

Application Id:
Record Id:

CHECK MISSING ITEMS

Change of control Form Created By: on ; Form Owned By:

Thank you for submitting an application to list the Company's common stock on The . If you have questions about the status of this application, please contact your listings analyst, , at or via email at . In connection with such application and in accordance with Marketplace Rule 5205(e), Staff has the following requests:

COMPANY INFORMATION

Company Name *

Symbol

Most Recently Reported Fiscal Year End *

Foreign Private Issuer * ○ Yes ○ No

Provide the contact information for the post-combination Company's primary contact and outside legal counsel. Please note, these individuals will have full access to the Company's Comment Letter when the application is shared.

Company Contact *	Outside Legal Counsel	U.S. Business Hours Contact (if company is located outside of the U.S.)
Contact Name *	Contact Name	Contact Name
Firm Name	Firm Name	Firm Name
Phone *	Phone	Phone
Email *	Email	Email

ISSUE-SPECIFIC INFORMATION

Enter the issue-specific information below for all securities expected to be listed:

NOTE: Once an Issue is added below it cannot be deleted. Please uncheck the box below if issue will no longer be listed.

Add New Issue

Primary Issue

☑ Indicate Issue to list

Issue Type *

Issue Class

Reserved Trading Symbol *

CUSIP *

Par Value

Par Value Currency

Unit Components

Timing of Unit Separation

Expiration Date of Warrants

OFFERING INFORMATION

1. Type of Offering
2. Expected effective date of registration statement
3. Expected Date of Initial Trading *
4. Will delivery of stock certificates be within 1 business day of initial inclusion on Nasdaq (T+1)? ◯ Yes ◯ No
5. Will the stock certificates contain any restrictive legends? ◯ Yes ◯ No

If "yes," please describe

AUDITOR

Firm Name

City

State

Country

Transfer Agent

Firm Name

ADDITIONAL INFORMATION

Provide the date that the Company paid the initial application fee:

Provide the date that the Company began its current operations:

If the Company plans to effect a reverse stock split prior to listing, please provide:

Exact reverse stock split ratio:

Expected date that the reverse stock split will be effective:

New CUSIP number:

- [x] Change in Company Name

Company Name	Current	New *

- [x] Change in Trading Symbol/CUSIP

Issue#1

Symbol	Current	New
CUSIP	Current	New

- [x] Change in Central Index Key (CIK) Code(for new SEC registrant)

CIK	Current	New *

- [x] Change in SEC File Number(for new SEC registrant)

SEC File Number	Current	New *

- [x] Others

Specify the details pre and post transaction *

Action-Specific Information

Please provide the following dates, as applicable.

Marketplace Effective Date

Date all legal filings were or are anticipated to be effective

Date for approval for the action(s) By the Board of Directors

Date for approval for the action(s) by shareholders

Anticipated date of closing

Effective date of charter amendment

Please use this space to provide any explanatory comments.

SPAC Business Combination

Is the company a SPAC completing a business combination? ◯ Yes ◯ No

Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Has the company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Confirm whether the Company has plans to hire a full-time CFO separate from the CEO position prior to listing. ◯ Yes ◯ No

Confirm whether the company has or plans to become public by combining with a public shell, whether through a reverse merger, exchange offer, or otherwise. ◯ Yes ◯ No

If "yes", please provide a detailed description of the transaction including the names of all parties to the transaction and the terms of the transaction and the dat...

Confirm if the Company's most recently audited financial statement include a going concern opinion. If so, whether such opinion will be lifted in the next audited statement, and has been discussed with the Company's auditors.

Has the Company identified and disclosed material weaknesses in its filings.

Confirm that the Company's Related Party Transactions were all negotiated at arm's length. ◯ Yes ◯ No

If "no", please provide a detailed description of the transaction including the names of all parties to the transaction and the terms of the transaction

Confirm whether audit deficiencies identified in the PCAOB inspection report are related to the Company's audit. ◯ Yes ◯ No

Confirm whether the cashless exercise feature of any currently outstanding warrants, or warrants expected to be outstanding, could result in the issuance of common stock if the market price of the common stock is less than the exercise price at the time of exercise (i.e. can the warrant be exercised on a cashless basis if the warrant is "out of the money" and result in the issuance of shares). ◯ Yes ◯ No

If "yes", please explain

Confirm that the Company has made all certifications to the SEC required to date under sections 302 and 906 of the Sarbanes-Oxley Act. ◯ Yes ◯ No

Confirm the Company's auditor reviews its quarterly filings in compliance with SAS 100. ◯ Yes ◯ No

Attach Supporting Additional Information Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

REGULATORY PROCEEDINGS/LITIGATION

1. With respect to the company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past 10 years:
   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
   b. in which claims material to the company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or
   c. in which claims material to the company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.
   d. In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.
2. With respect to current executive officers, directors, and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:
   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
   b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

   Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.
3. Describe and provide all documents related to any allegations of fraud or other misconduct brought to the attention of the Company's management, Board of Directors or Audit Committee related to:

a. the activities of the Company or its management, employees, Board members or outside advisors and consultants;

b. the preparation of, or any disclosure made in, the Company's filings with the Securities and Exchange Commission;

c. the Company's internal control over financial reporting. This request encompasses, but is not limited to, any such allegation that be construed as "whistleblowing" whether by the Company's employees, its independent audit firm or others.

Attach Supporting Regulatory Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

BOARD MEMBER AND COMMITTEE INFORMATION

Provide a list of all members of the board, identify all independent directors, and indicate each director's board committee participation (audit, nominating and compensation) for the post-combination Company. Note which of the Company's directors are independent as defined under Rule 5605(a)(2) and/or SEC Rule 10A-3(b)(1). Provide updates to the information above for any changes in the composition of the board and committees, as necessary. Provide an updated response to the "Regulatory Proceedings/Litigation" section of the listing application for each new director that is added during the review process.

! Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Add a New Director

Number of Directors on Board: **0**
Number of Independent Directors on Board: **0**
Number of Directors on Audit Committee: **0**
Number of Independent Directors on Audit Committee: **0**

Provide updates to the information above for any changes in the composition of the board and committees, as necessary. Provide an updated response to the "Regulatory Proceedings/Litigation" section of the listing application for each new director that is added during the review process.

Confirm that all planned board committees will be in place prior to listing on Nasdaq. ◯ Yes ◯ No

If "No", please explain.

Regarding the observers to the Board, please confirm, if applicable:

a) the observer(s) is/are not voting members: ◯ Yes ◯ No ◯ N/A
b) the observer(s) is/are not present for executive sessions ◯ Yes ◯ No ◯ N/A
c) the observer(s) is/are not present during voting ◯ Yes ◯ No ◯ N/A
d) the observer(s) may be dismissed at any time by the committees: ◯ Yes ◯ No ◯ N/A

Confirm that the Company's formal written charter or board resolution addressing the nominations process will be adopted prior to listing. ◯ Yes ◯ No

If "No", please explain.

Confirm that the Company's Audit Committee charter will be adopted prior to listing. ◯ Yes ◯ No

If "No", please explain.

EXECUTIVE OFFICER INFORMATION

Provide the full legal name (first, middle and last), date of birth or age for each of the Company's executive officers who are not also directors.

	First Name	Middle Name	Last Name	Birth Date	Age	Age As of	Gender
Chief Executive Officer							
Chief Financial Officer							

*Please note that SEC rules and the Sarbanes-Oxley Act impose heightened obligation on the CFO of a public company, including the requirement to certify the company's periodic financial statements. Given the importance of this role and the complexities of the accounting rules and practices related to ongoing businesses operations, Nasdaq expects listed operating companies to employ a full-time CFO. Please see FAQ 1049 for further information.

Please submit these materials and information as soon as possible. Staff may request additional information if deemed necessary pursuant to our review of the above. Please note that in addition to the requests above, the Company has a continuing obligation to notify Staff of any material changes to its application. Material changes may include, but are not limited to, changes or proposed changes in ownership/management structure, new financing transactions or proposed financing transactions, or changes in regulatory proceedings/litigation. When possible, please notify Staff in advance of any public filings regarding such changes.

ATTACH SUPPORTING DOCUMENTS

In addition to a completed Listing Application, prior to approval, Nasdaq will require additional information and supporting documentation. Documentation will vary depending on the type of application you are submitting. Please review our Supporting Documentation Guidelines. These guidelines, presented by application type, list the specific documents Nasdaq will require prior to approval for your specific application type. **Required documentation must be provided prior to approval, but is not required at the time of original submission**.

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.

- [ ] Submit an executed Listing Agreement through the Nasdaq Listing Center .

- [ ] Submit an executed Corporate Governance Certification Form through the Nasdaq Listing Center .

- [ ] Submit a copy of the CUSIP Bureau's confirmation for the securities to be listed.

Click the icon to upload.

No files attached

- [ ] Submit written confirmation from the company's transfer agent that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on Nasdaq.

Click the icon to upload.

No files attached

- [ ] If applicable, submit a letter from the Company's home country counsel regarding the Company's reliance on home country practice pursuant to Marketplace Rule 5615(a)(3).

Click the icon to upload.

No files attached

- [ ] Submit one marked copy of each subsequent amendment to the Company's registration statement, and the corresponding SEC comment letters and Company's responses to those comments.

Click the icon to upload.

No files attached

- [ ] Submit a list of all of the securities currently issued and outstanding (excluding employee stock options) which are exercisable or convertible into the Company's common stock. Please provide the following for each security:
  a) Number issued and outstanding.

b) Date of original issuance.
c) Term sheet or Form of Warrant (as applicable).

Click the icon to upload.

No files attached

☐ Submit a current Broadridge share range analysis and NOBO lists for the Listed SPAC shares and warrants.

Click the icon to upload.

No files attached

☐ Provide a certified list of shareholders of record, as of the date of this letter or more current, provided by the Listed SPAC's transfer agent which identifies all shareholders' names, addresses, and the number of shares held.

Click the icon to upload.

No files attached

☐ Provide a certified list of shareholders of record, as of the date of this letter or more current, provided by the target company's transfer agent which identifies all shareholders' names, addresses, and the number of shares held.

Click the icon to upload.

No files attached

☐ Submit a draft copy of the Company's Form 8-A 12(b) to be filed prior to listing. Please note the Exchange name is "The Nasdaq Stock Market LLC".

Click the icon to upload.

No files attached

☐ Submit Publicly Tradable Shares Form.

Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq of any material changes. I understand that the Company has a continuing duty to update Nasdaq whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

© 2017-2026, Nasdaq, Inc. All Rights Reserved.

Listing Center Nasdaq

Supplemental Information Request Form

Application Id:
Record Id:

CHECK MISSING ITEMS

Change of control Form Created By: on ; Form Owned By:

Thank you for submitting an application to list the Company's common stock on The . If you have questions about the status of this application, please contact your listings analyst, , at or via email at . In connection with such application and in accordance with Marketplace Rule 5205(e), Staff has the following requests:

COMPANY INFORMATION

Company Name *

Symbol

Most Recently Reported Fiscal Year End *

Foreign Private Issuer * ◯ Yes ◯ No

Provide the contact information for the post-combination Company's primary contact and outside legal counsel. Please note, these individuals will have full access to the Company's Comment Letter when the application is shared.

Company Contact *	Outside Legal Counsel	U.S. Business Hours Contact (if company is located outside of the U.S.)
Contact Name *	Contact Name	Contact Name
Firm Name	Firm Name	Firm Name
Phone *	Phone	Phone
Email *	Email	Email

ISSUE-SPECIFIC INFORMATION

Enter the issue-specific information below for all securities expected to be listed:

NOTE: Once an Issue is added below it cannot be deleted. Please uncheck the box below if issue will no longer be listed.

Add New Issue

Primary Issue

☑ Indicate Issue to list

Issue Type *

Issue Class

Reserved Trading Symbol *

CUSIP *

Par Value

Par Value Currency

Unit Components

Timing of Unit Separation

Expiration Date of Warrants

OFFERING INFORMATION

1. Type of Offering
2. Expected effective date of registration statement
3. Expected Date of Initial Trading *
4. Will delivery of stock certificates be within 1 business day of initial inclusion on Nasdaq (T+1)? ◯ Yes ◯ No
5. Will the stock certificates contain any restrictive legends? ◯ Yes ◯ No

If "yes," please describe

AUDITOR

Firm Name

City

State

Country

Transfer Agent

Firm Name

ADDITIONAL INFORMATION

Provide the date that the Company paid the initial application fee:

Provide the date that the Company began its current operations:

If the Company plans to effect a reverse stock split prior to listing, please provide:

Exact reverse stock split ratio:

Expected date that the reverse stock split will be effective:

New CUSIP number:

☑ Change in Company Name

Company Name	Current	New *

☑ Change in Trading Symbol/CUSIP

Issue#1

Symbol	Current	New
CUSIP	Current	New

☑ Change in Central Index Key (CIK) Code(for new SEC registrant)

CIK	Current	New *

☑ Change in SEC File Number(for new SEC registrant)

SEC File Number	Current	New *

☑ Others

Specify the details pre and post transaction *

Action-Specific Information

Please provide the following dates, as applicable.

Marketplace Effective Date

Date all legal filings were or are anticipated to be effective

Date for approval for the action(s) By the Board of Directors

Date for approval for the action(s) by shareholders

Anticipated date of closing

Effective date of charter amendment

Please use this space to provide any explanatory comments.

SPAC Business Combination

Is the company a SPAC completing a business combination? (selected) Yes ( ) No

Does/Will the Post Merger Company have a new Outside Legal Counsel that is different than the current SPAC outside counsel? (selected) Yes ( ) No

Post Merger Company Outside Legal Counsel (please provide primary contact information only)
Contacts *

Contact Name *

Firm Name *

Phone *

Email *

*Please note Nasdaq will communicate with both the current outside counsel and the post-merger outside counsel during the review process.

SPAC registration statement effective date:

Anticipated Date of Completion of Business Combination:

Target Company Name:

Target Company ticker symbol(if applicable):

Please describe the terms of the business combination

*
vdsgdfgdeah

Confirm that the Listed SPAC deposited at least 90% of the gross proceeds from the IPO in a trust account. * (selected) Yes ( ) No

Does the company plan to complete the business combination within the time frame prescribed by Marketplace Rule IM-5101-2(b)? * (selected) Yes ( ) No

Is the fair market value of the target business at least 80% of the value of the deposit account, subject to the provisions of Marketplace Rule IM-5101-2(b)? (selected) Yes ( ) No

Will the business combination been approved by a majority of the company's independent directors? * (selected) Yes ( ) No

Does the company plan to have the combination approved by a majority of the shares of common stock voting at the meeting at which the combination is being considered? * (selected) Yes ( ) No

Confirm whether the Listed SPAC's shareholders have the right to convert their shares in connection with a shareholder vote. * (selected) Yes ( ) No

Confirm that the Listed SPAC plans to file and furnish a proxy or information statement and provide all shareholders the opportunity to redeem their shares (on a pro-rata basis) pursuant to a tender offer. * (selected) Yes ( ) No

Does the company confirm that the company's prospectus does not provide for the use of trust funds for any purpose other than the purchase of an operating business including the repurchase of company stock? * ○ Yes ◉ No

If no, please describe any other permitted uses.

Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Has the company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Confirm whether the Company has plans to hire a full-time CFO separate from the CEO position prior to listing. ○ Yes ○ No

Confirm whether the company has or plans to become public by combining with a public shell, whether through a reverse merger, exchange offer, or otherwise. ○ Yes ○ No

If "yes", please provide a detailed description of the transaction including the names of all parties to the transaction and the terms of the transaction and the dat...

Confirm if the Company's most recently audited financial statement include a going concern opinion. If so, whether such opinion will be lifted in the next audited statement, and has been discussed with the Company's auditors.

Has the Company identified and disclosed material weaknesses in its filings.

Confirm that the Company's Related Party Transactions were all negotiated at arm's length. ○ Yes ○ No

If "no", please provide a detailed description of the transaction including the names of all parties to the transaction and the terms of the transaction

Confirm whether audit deficiencies identified in the PCAOB inspection report are related to the Company's audit. ○ Yes ○ No

Confirm whether the cashless exercise feature of any currently outstanding warrants, or warrants expected to be outstanding, could result in the issuance of common stock if the market price of the common stock is less than the exercise price at the time of exercise (i.e. can the warrant be exercised on a cashless basis if the warrant is "out of the money" and result in the issuance of shares). ○ Yes ○ No

If "yes", please explain

Confirm that the Company has made all certifications to the SEC required to date under sections 302 and 906 of the Sarbanes-Oxley Act. ○ Yes ○ No

Confirm the Company's auditor reviews its quarterly filings in compliance with SAS 100. ○ Yes ○ No

Attach Supporting Additional Information Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.

Click the icon to upload.

No files attached

REGULATORY PROCEEDINGS/LITIGATION

1. With respect to the company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past 10 years:
    a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
    b. in which claims material to the company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or
    c. in which claims material to the company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.
    d. In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.
2. With respect to current executive officers, directors, and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:
    a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
    b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

    Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.
3. Describe and provide all documents related to any allegations of fraud or other misconduct brought to the attention of the Company's management, Board of Directors or Audit Committee related to:
    a. the activities of the Company or its management, employees, Board members or outside advisors and consultants;

b. the preparation of, or any disclosure made in, the Company's filings with the Securities and Exchange Commission;

c. the Company's internal control over financial reporting. This request encompasses, but is not limited to, any such allegation that be construed as "whistleblowing" whether by the Company's employees, its independent audit firm or others.

Attach Supporting Regulatory Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

BOARD MEMBER AND COMMITTEE INFORMATION

Provide a list of all members of the board, identify all independent directors, and indicate each director's board committee participation (audit, nominating and compensation) for the post-combination Company. Note which of the Company's directors are independent as defined under Rule 5605(a)(2) and/or SEC Rule 10A-3(b)(1). Provide updates to the information above for any changes in the composition of the board and committees, as necessary. Provide an updated response to the "Regulatory Proceedings/Litigation" section of the listing application for each new director that is added during the review process.

! Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Add a New Director

Number of Directors on Board: **0**
Number of Independent Directors on Board: **0**
Number of Directors on Audit Committee: **0**
Number of Independent Directors on Audit Committee: **0**

Provide updates to the information above for any changes in the composition of the board and committees, as necessary. Provide an updated response to the "Regulatory Proceedings/Litigation" section of the listing application for each new director that is added during the review process.

Confirm that all planned board committees will be in place prior to listing on Nasdaq. ○ Yes ○ No

If "No", please explain.

Regarding the observers to the Board, please confirm, if applicable:

a) the observer(s) is/are not voting members: ○ Yes ○ No ○ N/A
b) the observer(s) is/are not present for executive sessions ○ Yes ○ No ○ N/A
c) the observer(s) is/are not present during voting ○ Yes ○ No ○ N/A
d) the observer(s) may be dismissed at any time by the committees: ○ Yes ○ No ○ N/A

Confirm that the Company's formal written charter or board resolution addressing the nominations process will be adopted prior to listing. ○ Yes ○ No

If "No", please explain.

Confirm that the Company's Audit Committee charter will be adopted prior to listing. ○ Yes ○ No

If "No", please explain.

EXECUTIVE OFFICER INFORMATION

Provide the full legal name (first, middle and last), date of birth or age for each of the Company's executive officers who are not also directors.

	First Name	Middle Name	Last Name	Birth Date	Age	Age As of	Gender
Chief Executive Officer							
Chief Financial Officer							

*Please note that SEC rules and the Sarbanes-Oxley Act impose heightened obligation on the CFO of a public company, including the requirement to certify the company's periodic financial statements. Given the importance of this role and the complexities of the accounting rules and practices related to ongoing businesses operations, Nasdaq expects listed operating companies to employ a full-time CFO. Please see FAQ 1049 for further information.

Please submit these materials and information as soon as possible. Staff may request additional information if deemed necessary pursuant to our review of the above. Please note that in addition to the requests above, the Company has a continuing obligation to notify Staff of any material changes to its application. Material changes may include, but are not limited to, changes or proposed changes in ownership/management structure, new financing transactions or proposed financing transactions, or changes in regulatory proceedings/litigation. When possible, please notify Staff in advance of any public filings regarding such changes.

ATTACH SUPPORTING DOCUMENTS

In addition to a completed Listing Application, prior to approval, Nasdaq will require additional information and supporting documentation. Documentation will vary depending on the type of application you are submitting. Please review our Supporting Documentation Guidelines. These guidelines, presented by application type, list the specific documents Nasdaq will require prior to approval for your specific application type. **Required documentation must be provided prior to approval, but is not required at the time of original submission**.

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.

☐ Submit an executed Listing Agreement through the Nasdaq Listing Center .

☐ Submit an executed Corporate Governance Certification Form through the Nasdaq Listing Center .

☐ Submit a copy of the CUSIP Bureau's confirmation for the securities to be listed.
Click the icon to upload.

No files attached

☐ Submit written confirmation from the company's transfer agent that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on Nasdaq.
Click the icon to upload.

No files attached

☐ If applicable, submit a letter from the Company's home country counsel regarding the Company's reliance on home country practice pursuant to Marketplace Rule 5615(a)(3).
Click the icon to upload.

No files attached

☐ Submit one marked copy of each subsequent amendment to the Company's registration statement, and the corresponding SEC comment letters and Company's responses to those comments.
Click the icon to upload.

No files attached

☐ Submit a list of all of the securities currently issued and outstanding (excluding employee stock options) which are exercisable or convertible into the Company's common stock. Please provide the following for each security:
a) Number issued and outstanding.
b) Date of original issuance.
c) Term sheet or Form of Warrant (as applicable).
Click the icon to upload.

No files attached

☐ Submit a current Broadridge share range analysis and NOBO lists for the Listed SPAC shares and warrants.

Click the icon to upload.

No files attached

☐ Provide a certified list of shareholders of record, as of the date of this letter or more current, provided by the Listed SPAC's transfer agent which identifies all shareholders' names, addresses, and the number of shares held.

Click the icon to upload.

No files attached

☐ Provide a certified list of shareholders of record, as of the date of this letter or more current, provided by the target company's transfer agent which identifies all shareholders' names, addresses, and the number of shares held.

Click the icon to upload.

No files attached

☐ Submit a draft copy of the Company's Form 8-A 12(b) to be filed prior to listing. Please note the Exchange name is "The Nasdaq Stock Market LLC".

Click the icon to upload.

No files attached

☐ Submit Publicly Tradable Shares Form.

Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq of any material changes. I understand that the Company has a continuing duty to update Nasdaq whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

© 2017-2026, Nasdaq, Inc. All Rights Reserved.

Listing Center

Nasdaq

Supplemental Information Request Form

Application Id:
Record Id:

Form Created By: on ; Form Owned By:

Thank you for submitting an application to list the Company's common stock on The Nasdaq Global Select. If you have questions about the status of this application, please contact your listings analyst, , at or via email at . In connection with such application and in accordance with Marketplace Rule 5205(e), Staff has the following requests:

COMPANY INFORMATION

Company Name *

Symbol

Most Recently Reported Fiscal Year End *

Foreign Private Issuer * ◯ Yes ◯ No

If this form should be shared with any contacts other than the names included in the Listing Application, please provide the information below. Please note, these individuals will have full access to the Company's Comment Letter.

Company Contact *	Outside Legal Counsel *	U.S. Business Hours Contact (if company is located outside of the U.S.)
Contact Name *	Contact Name *	Contact Name
Firm Name	Firm Name *	Firm Name
Phone *	Phone *	Phone
Email *	Email *	Email

ISSUE-SPECIFIC INFORMATION

Enter the issue-specific information below for all securities expected to be listed:

NOTE: Once an Issue is added below it cannot be deleted. Please uncheck the box below if issue will no longer be listed.

Add New Issue

Primary Issue

☑ Indicate Issue to list

Issue Type *

Issue Class

Reserved Trading Symbol *

CUSIP *

Par Value

Par Value Currency

Unit Components

Timing of Unit Separation

Expiration Date of Warrants

For American Depositary Shares (ADS):

List the name of Depositary Bank:

Provide the ratio of Underlying Shares (ADS: Shares): ______ : ______

Total number of Underlying Shares Outstanding after offering:

Total number of Underlying Shares Sold in the Offering:

OFFERING INFORMATION

1. Type of Offering
2. Expected effective date of registration statement
3. Expected Date of Initial Trading *
4. Will delivery of stock certificates be within two business days of initial inclusion on Nasdaq (T+2)? ◯ Yes ◯ No
5. Will the stock certificates contain any restrictive legends? ◯ Yes ◯ No

If "yes," please describe

INVESTMENT BANKER

Lead Underwriter	Underwriter 2	Underwriter 3
Firm Name	Firm Name	Firm Name
Primary Contact	Primary Contact	Primary Contact
Telephone	Telephone	Telephone
Email	Email	Email
Nasdaq member or Nasdaq limited underwriting member?	Nasdaq member or Nasdaq limited underwriting member?	Nasdaq member or Nasdaq limited underwriting member?

AUDITOR

Firm Name

City

State

Country

Transfer Agent

Firm Name

ADDITIONAL INFORMATION

1. ☐ Nasdaq Capital Market under Listing Rule 5505.
   1. If the Company is applying to list on The Nasdaq Capital Market, provide the following:
      i. ☐ Confirm that the Company and its independent auditor have reviewed the SEC's guidance on accounting for warrants.
      ii. ☐ Confirm that the Company, on its balance sheet, will allocate the net proceeds of its offering on a relative fair value basis to the redeemable public shares, public warrants and if applicable, public rights.
      iii. ☐ Confirm that the Company will accrete the changes in value of its public shares classified in temporary equity to their redemption value over the appropriate period, in accordance with ASC 480-10-S99-3A subparagraph 15(a); and
      iv. ☐ Confirm that it will report at least $4M in stockholders' equity.

      Comments

2. ☐ Nasdaq Global Market under Listing Rule 5405.
3. ☐ Nasdaq Global Market under Listing Rule 5406.
   1. If the Company is applying to list on The Nasdaq Global Market under Listing Rule 5406, provide the following:
      i. If the Company is listing units that contain a warrant, confirmation that:

1. ☐ There will be at least 1,000,000 warrants outstanding.
2. ☐ The warrants will have at least $4 million aggregate value.
3. ☐ The warrants will have a minimum life of at least one year.
4. ☐ The warrants do not have a provision to reduce the exercise price of the warrant, or the warrants otherwise comply with Listing Rule 5406(d)(4).

ii. Confirm your understanding that following listing, Nasdaq will promptly initiate delisting procedures if the Company fails to:

1. ☐ Maintain MVLS of at least $50 million or Market Value of Publicly Held Shares of at least $40 million, for 30 consecutive trading days.
2. ☐ For its primary equity security, maintain at least:
   1. 300 public stockholders;
   2. 1,200 total stockholders or average monthly trading volume of 100,000 shares for the most recent 12 months; and
   3. 600,000 Publicly Held Shares;
3. ☐ For its listed warrants, maintain at least 100,000 publicly-held warrants, at least 100 warrant holders, and aggregate market value of at least $1,000,000.
4. ☐ Consummate its business combination within the time period specified by its constitutive documents or required by contract, or as provided by IM-5101-2, whichever is shorter; or
5. ☐ Meet the initial listing requirements immediately following a business combination, as required by IM-5101-2.

iii. Confirm your understanding that for the items noted above, the Company will be subject to immediate suspension and delisting and such suspension and delisting will not be stayed by requesting an appeal of this determination by a Hearing Panel.

☐ Company confirms its understanding

Comments

Provide the date that the Company paid the initial application fee

Date of Incorporation

Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Has the company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Discuss whether the Company expects that the going concern opinion will be lifted for the next fiscal year end. Indicate whether the Company has discussed this issue with its auditors.

Staff notes the material weaknesses disclosed in the Company's recent SEC filings. Please provide the Company's plan of remediation concerning those weaknesses.

Confirm that the Company's Related Party Transactions were all negotiated at arm's length. ◯ Yes ◯ No

If "no", please provide a detailed description of the transaction including the names of all parties to the transaction and the terms of the transaction

The PCAOB inspection of the Company's auditor noted "audit deficiencies". Confirm whether any of these deficiencies related to the Company's audit.
◯ Yes ◯ No

Confirm whether the cashless exercise feature of any currently outstanding warrants, or warrants expected to be outstanding, could result in the issuance of common stock if the market price of the common stock is less than the exercise price at the time of exercise (i.e. can the warrant be exercised on a cashless basis if the warrant is "out of the money" and result in the issuance of shares). ◯ Yes ◯ No

If "yes", please explain

Confirm that the Company's prospectus does not provide for the use of trust funds for any purpose other than the purchase of an operating business including the repurchase of company stock * ◯ Yes ◯ No

If no, please describe any other permitted uses.

Confirm that the Company plans to complete the business combination within the timeframe prescribed by Marketplace Rule IM-5101-2(b) * ◯ Yes ◯ No

Confirm that each business combination must be approved by a majority of the Company's independent directors, and that the Company's prospectus provides that any business combination undertaken by the Company will be required to be approved by a majority of the Company's independent directors * ◯ Yes ◯ No

Confirm that each business combination must be approved by a majority of the shares of common stock voting at the meeting at which the combination is being considered, and that the Company's prospectus provides that any business combination undertaken by the Company will be required to be approved by a majority of the shares of common stock voting at the meeting at which the combination is being considered * ◯ Yes ◯ No

Confirm that the Company's prospectus provides that in the event of a business combination the Company's public shareholders will have the right to convert their shares in accordance with Listing Rule IM-5101-2(d). ◯ Yes ◯ No

Attach Supporting Additional Information Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

REGULATORY PROCEEDINGS/LITIGATION

1. With respect to the company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past 10 years:
   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
   b. in which claims material to the company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or
   c. in which claims material to the company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

d. In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

2. With respect to current executive officers, directors, and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Attach Supporting Regulatory Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

BOARD MEMBER AND COMMITTEE INFORMATION

Provide each board member's full legal name (first, middle and last), date of birth or age, and committee assignments, and indicate whether the director is independent, as defined in Listing Rule 5605.

! Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Add a New Director

Number of Directors on Board: **0**	Number of Independent Directors on Board: **0**
Number of Directors on Audit Committee: **0**	Number of Independent Directors on Audit Committee: **0**

Provide updates to the information above for any changes in the composition of the board and committees, as necessary. Provide an updated response to the "Regulatory Proceedings/Litigation" section of the listing application for each new director that is added during the review process.

Confirm that all planned board committees will be in place prior to listing on Nasdaq. ◯ Yes ◯ No

If "No", please explain.

Regarding the observers to the Board, please confirm, if applicable:

a) the observer(s) is/are not voting members: ◯ Yes ◯ No ◯ N/A
b) the observer(s) is/are not present for executive sessions ◯ Yes ◯ No ◯ N/A
c) the observer(s) is/are not present during voting ◯ Yes ◯ No ◯ N/A
d) the observer(s) may be dismissed at any time by the committees: ◯ Yes ◯ No ◯ N/A

Confirm that the Company's formal written charter or board resolution addressing the nominations process will be adopted prior to listing. ◯ Yes ◯ No

If "No", please explain.

Confirm that the Company's Audit Committee charter will be adopted prior to listing. ◯ Yes ◯ No

If "No", please explain.

EXECUTIVE OFFICER INFORMATION

Provide the full legal name (first, middle and last), date of birth or age for each of the Company's executive officers who are not also directors.

	First Name	Middle Name	Last Name	Birth Date	Age	Age As of	Gender
Chief Executive Officer							
Chief Financial Officer							

*Please note that SEC rules and the Sarbanes-Oxley Act impose heightened obligation on the CFO of a public company, including the requirement to certify the company's periodic financial statements. Given the importance of this role and the complexities of the accounting rules and practices related to ongoing businesses operations, Nasdaq expects listed operating companies to employ a full-time CFO. Please see FAQ 1049 for further information.

Please submit these materials and information as soon as possible. Staff may request additional information if deemed necessary pursuant to our review of the above. Please note that in addition to the requests above, the Company has a continuing obligation to notify Staff of any material changes to its application. Material changes may include, but are not limited to, changes or proposed changes in ownership/management structure, new financing transactions or proposed financing transactions, or changes in regulatory proceedings/litigation. When possible, please notify Staff in advance of any public filings regarding such changes.

ATTACH SUPPORTING DOCUMENTS

In addition to a completed Listing Application, prior to approval, Nasdaq will require additional information and supporting documentation. Documentation will vary depending on the type of application you are submitting. Please review our Supporting Documentation Guidelines. These guidelines, presented by application type, list the specific documents Nasdaq will require prior to approval for your specific application type. **Required documentation must be provided prior to approval, but is not required at the time of original submission**.

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.

☐ Submit an executed Listing Agreement through the Nasdaq Listing Center .

☐ Submit an executed Corporate Governance Certification Form through the Nasdaq Listing Center .

☐ Submit a copy of the CUSIP Bureau's confirmation for the securities to be listed.

Click the icon to upload.

No files attached

☐ Provide a written representation from the lead underwriter of the proposed offering that it will place the shares sold in the offering with a sufficient number of holders to meet Listing Rule NGS - 5315(f)(1)(C), NGM - 5405(a)(3), or NCM - 5505(a)(3) with at least 450, 400, 300, respectively, Round Lot Holders of unrestricted common stock and at least 50% of the required Round Lot Holders will hold unrestricted shares with a value of at least $2,500.

Click the icon to upload.

No files attached

☐ If applicable, submit written confirmation from the company's transfer agent that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on Nasdaq.
Click the icon to upload.

No files attached

☐ Submit a letter from the Company's home country counsel regarding the Company's reliance on home country practice pursuant to Marketplace Rule 5615(a)(3).
Click the icon to upload.

No files attached

☐ Submit one marked copy of each subsequent amendment to the Company's registration statement, and the corresponding SEC comment letters and Company's responses to those comments.
Click the icon to upload.

No files attached

☐ Submit a list of all of the securities currently issued and outstanding (excluding employee stock options) which are exercisable or convertible into the Company's common stock. Please provide the following for each security:
a) Number issued and outstanding.
b) Date of original issuance.
c) Term sheet or Form of Warrant (as applicable).
Click the icon to upload.

No files attached

☐ Submit a draft copy of the Company's Form 8-A 12(b) to be filed prior to listing. Please note the Exchange name is "The Nasdaq Stock Market LLC".
Click the icon to upload.

No files attached

☐ Provide a copy of the Form of Warrant for the warrants expected to be issued as part of the offering.
Click the icon to upload.

No files attached

☐ Provide a certified list of shareholders of record, as of the date of this letter or more current, provided by the Company's transfer agent which identifies all shareholders' names, addresses, and the number of shares held.
Click the icon to upload.

No files attached

☐ Provide written confirmation from the lead underwriter that it has provided the required information to DTC and the security to be listed is eligible for the depository and book-entry services of DTC on the commencement of trading on Nasdaq.
Click the icon to upload.

No files attached

☐ Submit Publicly Tradable Shares Form.
Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq of any material changes. I understand that the Company has a continuing duty to update Nasdaq whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

© 2017-2026, Nasdaq, Inc. All Rights Reserved.

Supplemental Information Request Form

Application Id:
Record Id:

Form Created By: on ; Form Owned By:

Thank you for submitting an application to list the Company's common stock on The . If you have questions about the status of this application, please contact your listings analyst, , at or via email at . In connection with such application and in accordance with Marketplace Rule 5205(e), Staff has the following requests:

COMPANY INFORMATION

Company Name *

Symbol

Most Recently Reported Fiscal Year End *

Foreign Private Issuer * ◯ Yes ◯ No

If this form should be shared with any contacts other than the names included in the Listing Application, please provide the information below. Please note, these individuals will have full access to the Company's Comment Letter.

Company Contact *	Outside Legal Counsel *	U.S. Business Hours Contact (if company is located outside of the U.S.)
Contact Name *	Contact Name *	Contact Name
Firm Name	Firm Name *	Firm Name
Phone *	Phone *	Phone
Email *	Email *	Email

ISSUE-SPECIFIC INFORMATION

Enter the issue-specific information below for all securities expected to be listed:

NOTE: Once an Issue is added below it cannot be deleted. Please uncheck the box below if issue will no longer be listed.

Add New Issue

Primary Issue

☑ Indicate Issue to list

Issue Type *

Issue Class

Reserved Trading Symbol *

CUSIP *

Par Value

Par Value Currency

Unit Components

Timing of Unit Separation

Expiration Date of Warrants

For American Depositary Shares (ADS):

List the name of Depositary Bank:

Provide the ratio of Underlying Shares (ADS: Shares): ______ : ______

Total number of Underlying Shares Outstanding after offering:

Total number of Underlying Shares Sold in the Offering:

OFFERING INFORMATION

1. Type of Offering
2. Expected effective date of registration statement
3. Expected Date of Initial Trading *
4. Will delivery of stock certificates be within two business days of initial inclusion on Nasdaq (T+2)? ◯ Yes ◯ No
5. Will the stock certificates contain any restrictive legends? ◯ Yes ◯ No

If "yes," please describe

INVESTMENT BANKER

Lead Underwriter	Underwriter 2	Underwriter 3
Firm Name	Firm Name	Firm Name
Primary Contact	Primary Contact	Primary Contact
Telephone	Telephone	Telephone
Email	Email	Email
Nasdaq member or Nasdaq limited underwriting member?	Nasdaq member or Nasdaq limited underwriting member?	Nasdaq member or Nasdaq limited underwriting member?

AUDITOR

Firm Name

City

State

Country

Transfer Agent

Firm Name

ADDITIONAL INFORMATION

Provide the date that the Company paid the initial application fee

Provide the date that the Company began its current operations

Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Has the company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Discuss whether the Company expects that the going concern opinion will be lifted for the next fiscal year end. Indicate whether the Company has discussed this issue with its auditors.

Staff notes the material weaknesses disclosed in the Company's recent SEC filings. Please provide the Company's plan of remediation concerning those weaknesses.

Confirm that the Company's Related Party Transactions were all negotiated at arm's length. ◯ Yes ◯ No

If "no", please provide a detailed description of the transaction including the names of all parties to the transaction and the terms of the transaction

The PCAOB inspection of the Company's auditor noted "audit deficiencies". Confirm whether any of these deficiencies related to the Company's audit.
◯ Yes ◯ No

Confirm whether the cashless exercise feature of any currently outstanding warrants, or warrants expected to be outstanding, could result in the issuance of common stock if the market price of the common stock is less than the exercise price at the time of exercise (i.e. can the warrant be exercised on a cashless basis if the warrant is "out of the money" and result in the issuance of shares). ◯ Yes ◯ No

If "yes", please explain

Attach Supporting Additional Information Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

REGULATORY PROCEEDINGS/LITIGATION

1. With respect to the company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past 10 years:
    a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or
    b. in which claims material to the company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or

c. in which claims material to the company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

d. In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

2. With respect to current executive officers, directors, and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

   a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

   Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Attach Supporting Regulatory Documents

To facilitate the review process, please submit supporting documentation electronically. You can submit additional documentation for your form at any time during the review process.
Click the icon to upload.

No files attached

BOARD MEMBER AND COMMITTEE INFORMATION

Provide each board member's full legal name (first, middle and last), date of birth or age, and committee assignments, and indicate whether the director is independent, as defined in Listing Rule 5605.

! Incomplete information or inaccurate spelling can delay processing of your application so please ensure that all names entered reflect the person's full legal name and are spelled correctly.

Add a New Director

Number of Directors on Board: **0** Number of Independent Directors on Board: **0**

Number of Directors on Audit Committee: **0** Number of Independent Directors on Audit Committee: **0**

Provide updates to the information above for any changes in the composition of the board and committees, as necessary. Provide an updated response to the “Regulatory Proceedings/Litigation” section of the listing application for each new director that is added during the review process.

Confirm that all planned board committees will be in place prior to listing on Nasdaq. ◯ Yes ◯ No

If “No”, please explain.

Regarding the observers to the Board, please confirm, if applicable:

a) the observer(s) is/are not voting members:	◯ Yes	◯ No	◯ N/A
b) the observer(s) is/are not present for executive sessions	◯ Yes	◯ No	◯ N/A
c) the observer(s) is/are not present during voting	◯ Yes	◯ No	◯ N/A
d) the observer(s) may be dismissed at any time by the committees:	◯ Yes	◯ No	◯ N/A

Confirm that the Company’s formal written charter or board resolution addressing the nominations process will be adopted prior to listing. ◯ Yes ◯ No

If “No”, please explain.

Confirm that the Company’s Audit Committee charter will be adopted prior to listing. ◯ Yes ◯ No

If “No”, please explain.

EXECUTIVE OFFICER INFORMATION

Provide the full legal name (first, middle and last), date of birth or age for each of the Company’s executive officers who are not also directors.

	First Name	Middle Name	Last Name	Birth Date	Age	Age As of	Gender
Chief Executive Officer							
Chief Financial Officer							

*Please note that SEC rules and the Sarbanes-Oxley Act impose heightened obligation on the CFO of a public company, including the requirement to certify the company's periodic financial statements. Given the importance of this role and the complexities of the accounting rules and practices related to ongoing businesses operations, Nasdaq expects listed operating companies to employ a full-time CFO. Please see FAQ 1049 for further information.

Please submit these materials and information as soon as possible. Staff may request additional information if deemed necessary pursuant to our review of the above. Please note that in addition to the requests above, the Company has a continuing obligation to notify Staff of any material changes to its application. Material changes may include, but are not limited to, changes or proposed changes in ownership/management structure, new financing transactions or proposed financing transactions, or changes in regulatory proceedings/litigation. When possible, please notify Staff in advance of any public filings regarding such changes.

ATTACH SUPPORTING DOCUMENTS

In addition to a completed Listing Application, prior to approval, Nasdaq will require additional information and supporting documentation. Documentation will vary depending on the type of application you are submitting. Please review our Supporting Documentation Guidelines. These guidelines, presented by application type, list the specific documents Nasdaq will require prior to approval for your specific application type. **Required documentation must be provided prior to approval, but is not required at the time of original submission**.

Select documents using the "Browse" button. To attach multiple documents, hold CTRL key while making the selection. Documents should be provided using one of the following formats: **MS Word, MS Excel or PDF**.

- ☐ Submit an executed Listing Agreement through the Nasdaq Listing Center .
- ☐ Submit an executed Corporate Governance Certification Form through the Nasdaq Listing Center .
- ☐ Submit a copy of the CUSIP Bureau’s confirmation for the securities to be listed.

Click the icon to upload.

No files attached

☐ Provide a written representation from the lead underwriter of the proposed offering that it will place the shares sold in the offering with a sufficient number of holders to meet Listing Rule NGS - 5315(f)(1)(C), NGM - 5405(a)(3), or NCM - 5505(a)(3) with at least 450, 400, 300, respectively, Round Lot Holders of unrestricted common stock and at least 50% of the required Round Lot Holders will hold unrestricted shares with a value of at least $2,500.
Click the icon to upload.

No files attached

☐ If applicable, submit written confirmation from the company's transfer agent that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on Nasdaq.
Click the icon to upload.

No files attached

☐ Submit a letter from the Company's home country counsel regarding the Company's reliance on home country practice pursuant to Marketplace Rule 5615(a)(3).
Click the icon to upload.

No files attached

☐ Submit one marked copy of each subsequent amendment to the Company's registration statement, and the corresponding SEC comment letters and Company's responses to those comments.
Click the icon to upload.

No files attached

☐ Submit a list of all of the securities currently issued and outstanding (excluding employee stock options) which are exercisable or convertible into the Company's common stock. Please provide the following for each security:
a) Number issued and outstanding.
b) Date of original issuance.
c) Term sheet or Form of Warrant (as applicable).

Click the icon to upload.

No files attached

☐ Submit a draft copy of the Company's Form 8-A 12(b) to be filed prior to listing. Please note the Exchange name is "The Nasdaq Stock Market LLC".
Click the icon to upload.

No files attached

☐ Submit a current Broadridge share range analysis and NOBO list for the Company.
Click the icon to upload.

No files attached

☐ Provide a certified list of shareholders of record, as of the date of this letter or more current, provided by the Company's transfer agent which identifies all shareholders' names, addresses, and the number of shares held.
Click the icon to upload.

No files attached

☐ Provide written confirmation from the lead underwriter that it has provided the required information to DTC and the security to be listed is eligible for the depository and book-entry services of DTC on the commencement of trading on Nasdaq.
Click the icon to upload.

No files attached

☐ Submit Publicly Tradable Shares Form.
Click the icon to upload.

No files attached

AFFIRMATION

User Id

Name *

Title/Firm *

Date *

Initials *

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and I will promptly notify Nasdaq of any material changes. I understand that the Company has a continuing duty to update Nasdaq whenever there is an addition to or change in information previously furnished.

Form Created By: on ; Form Last Updated By on , Form Owned By:

* Indicates a field required for submission.

© 2017-2026, Nasdaq, Inc. All Rights Reserved.